FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.
6-3-02

For the month of June, 2002
British Energy PLC
(Exact name of Registrant as specified in its Charter)
3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F............X.................. Form 40-F..........X.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.. No...................X...................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Ref no:/1-14990/ 05/2002/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: ______________________

Date: 19 June 2002

Name: Robert Armour

Title: Company Secretary

Ref no:/1-14990/ 05/2002/2

British Energy

ANNUAL REPORT AND ACCOUNTS 01/02



PASSIONATE ABOUT TOMORROW, TODAY

www.british-energy.com

CONTENTS

OUR VISION

TO BE THE WORLD'S LEADING NUCLEAR ENERGY COMPANY.

CORPORATE STRATEGY

TO IMPROVE THE PERFORMANCE FROM OUR CORE ASSETS, OUTPERFORM THE WHOLESALE MARKET IN THE UK AND BUILD UP A STRONG BUSINESS IN NORTH AMERICA.

HIGHLIGHTS

- PROFIT BEFORE TAX AND EXCEPTIONALS UP FROM £10M TO £42M.
- LOSS AFTER EXCEPTIONALS BEFORE TAX WAS £493M.
- UK BUSINESS INCURRED A £41M LOSS PRE EXCEPTIONALS.
- WHOLESALE GENERATION PRICES AT AN UNPRECEDENTED LOW.
- AN EXCELLENT PROFIT CONTRIBUTION FROM NORTH AMERICA OF £83M.
- UK NUCLEAR PLANT RELIABILITY INCREASED SIGNIFICANTLY.
- LOWEST EVER UK NUCLEAR GENERATION COST OF 1.67p/kWh.
- UK DIRECT SALES TO INDUSTRY UP BY MORE THAN 60%.
- BRUCE POWER PERFORMING AHEAD OF EXPECTATIONS.
- FINAL DIVIDEND OF 5.3p PER ORDINARY SHARE MAKING 8p FOR THE YEAR.


Output
TWh
00 63.0 0.7
01 63.5 7.0
02 67.6 7.1 20.5
UK nuclear
Eggborough
Bruce


Operating cost
(UK nuclear)
p/kWh
00 1.99
01 1.87
02 1.67


Productivity
(UK nuclear)
GWh/employee
00 12.2
01 12.9
02 14.5


Operating profit
(business performance)
£m
00 428
01 226
02 231

N THE UK, WE DELIVERED A STRONG IMPROVEMENT
N THE OPERATIONAL PERFORMANCE OF OUR NUCLEAR
PLANTS AND THE EXPANSION OF OUR DIRECT SALES
BUSINESS IS PROGRESSING WELL."

CHAIRMAN'S STATEMENT

It is just under a year since I took over as Chairman.

During this period, UK generation wholesale prices have fallen steeply causing us to write down by £300m the value of Eggborough, our 2,000 MW coal-fired station, and also make a provision of £209m for out of the market electricity purchase contracts entered into several years ago.

This collapse in the UK market price has swamped an upturn in the operational performance of our UK businesses and an excellent year of progress in North America. Taking all of these factors together, British Energy made a loss before tax of £493m compared with a profit of £57m in the previous year. Although the underlying operational improvements on both sides of the Atlantic are clearly important and give confidence in the future of British Energy, the business returns are totally unsatisfactory for a company supplying some 20% of the UK's electricity with a turnover in excess of £2bn.

As a Company we believe in competition and embraced the New Electricity Trading Arrangements (NETA) when these were introduced in the UK just as we strongly supported the opening of the electricity market in Ontario. However, prices have now fallen to the point where several coal-fired stations are currently being mothballed or threatened with being placed in administration.

In our submission to the Government's energy review, we expressed deep concerns regarding distortions in the UK electricity market and drew attention to the following:

- British Energy's nuclear stations provide 20% of the UK's electricity needs.

- Nuclear energy provides the only proven means of reliably generating electricity on this scale without producing greenhouse gases.

- Last year our nuclear stations avoided the emission of some 40 million tonnes of CO_2, equivalent to the pollution from over half the cars on Britain's roads. Nuclear generation should not be penalised by the Climate Change Levy which is intended to promote CO_2-free generation.

- Nuclear generation pays for the management of all its wastes unlike gas or coal generation which emit greenhouse and other polluting gases without penalty.

- British Energy's nuclear stations are subject to almost 50% more in local rates compared to gas or coal plants of an equivalent size.

Also in our energy policy review submission, we highlighted the need to address our contractual relationship with BNFL. Due to the positive steps taken by both companies, I am pleased to report there has been significant progress on exploring means of constructively working together such as the joint venture on nuclear new build. However, much has still to be done to bring the reality of market economics into our mainstream business relationships.

All of the above need to be addressed now for the UK to have a competitive, secure and successful energy industry and to provide the basis for keeping the nuclear option open.

More broadly, in conjunction with the World Association of Nuclear Operators (WANO), we benchmarked our performance against worldwide best practice for our industry focusing on improving safety, reliability and cost leadership. We are now involved in the operation of 26 reactors in three countries and our common approach to nuclear power operations is to use the tried and tested methodology of WANO to strive to be amongst the best. This has reinforced our belief that excellence in safety and reliability is essential to commercial success.

Returning now to our business performance, two years ago we set ourselves four demanding targets. We committed to reducing our UK nuclear cost base over three years by £150m and increasing our output to 69 TWh to achieve a UK nuclear unit operating cost of 1.6p/kWh. We also committed to competing effectively under NETA and outlined our plans for growing the business in North America.



Market price (£/MWh)
21
20
19
18
17
16
15
Apr 2001
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2002
Feb
Mar
Apr

Annual baseload prices
Prices for baseload electricity have fallen by over 18% since the introduction of NETA in March 2001

CHAIRMAN'S STATEMENT

At the start of year three, I am pleased to report we are making steady progress on all four key objectives and that, for 2001/2002, profit before tax and exceptional items has risen from £10m to £42m. These significant achievements are the result of a focused and dedicated team effort throughout the Company.

While our UK and North American businesses have the same operational focus and are equally determined to succeed, their results and prospects are significantly different. In 2001/2002 the UK operating profit before exceptional items further deteriorated by £37m whereas the North American operating profit contribution increased by £66m.

Last May, Bruce Power (in which we have an 82.4% majority interest) concluded the lease of two nuclear plants in Ontario until 2018 extendable for up to a further 25 years. Each plant has four units with those at Bruce A being shut down at the time of the transaction and the other four at Bruce B being operational. The plans to restart two of the mothballed Bruce A units by summer 2003 are progressing well. The competitive Ontario energy market opened on 1 May 2002 and Bruce Power has traded successfully.

AmerGen, our joint venture with Exelon in the US, has continued its success.

In the UK, our nuclear stations produced 67.6 TWh, their best performance for some three years. Operating costs (normalised for output) were down by £62m and as a result of the increased generation and the reduction in costs, unit operating cost was reduced by 10% to a record low of 1.67p/kWh. We remain confident of delivering output levels of 70 TWh and a unit operating cost of 1.6p/kWh in 2003/2004.

We have greatly increased our direct sales business and continue to maintain our number one ranking in terms of customer satisfaction in the large industrial and commercial sector and Eggborough has built up a formidable reputation for reliability and flexibility. Our state-of-the-art trading systems and our skilled trading team using the flexibility of Eggborough have enabled us to perform well in the balancing market. Our achieved price of £20.4/MWh represents a premium of over £1/MWh on the prevailing England and Wales market price.

Looking to the future, we are now well placed in Canada to build upon our Bruce Power business. Working with two firms of nuclear plant architect engineers, AECL for new generation CANDU and BNFL/Westinghouse for advanced PWR, we are examining the business case for follow-on nuclear new build in the UK. We are actively pursuing a range of windfarm developments both in the UK and Canada.

This has been a year of change at Board level. Peter Stevenson and Julia Walsh will both sta down at the AGM having served the Company for two terms. Both contributed greatly as the Company evolved over the past several years and I thank them.

Mike Kirwan retires at the end of May. He was Finance Director of Nuclear Electric, then of British Energy and finally Strategy and Busine Development Director. Mike contributed a unique combination of intellect, charm and patience. He will be greatly missed.

Having said goodbye to three long-standing colleagues, I am most pleased to welcome to the Board three new Executive Directors, David Gilchrist, Duncan Hawthorne and Keith Lough, and also two Independent Directors, Clare Spottiswoode and Ian Harley. We have challenging times ahead and their contributioi will be vital.

When I took on the role of the Executive Chairman I made it clear that the roles of Chairman and Chief Executive would be split. The search for a Chief Executive has commenced with both internal and external candidates being considered for the post. The target I have set is to find and announce the right person before the end of the current financial year.

More generally, the Company places a strong emphasis on career progression and succession management. We are focusing on the recruitment, training and development of able and enthusiastic people.

We are well served by our staff whose innovatio determination and ability have achieved a gre deal; this will continue to be the platform for British Energy's future success. On behalf of your Board, I thank each and every one for their contribution.

Your Board is recommending a final dividend of 5.3p, making an unchanged total of 8p per ordinary share for the year. Our current policy remains unchanged. We aim to maintain the dividend and grow it to reflect improvements in the operating and financial performance of the Company.

Robin Jeffrey

Robin Jeffrey
Executive Chairman

"Nuclear energy is the only proven means of reliably generating electricity on this scale without greenhouse gas emissions."

"WE CONTINUE TO MAINTAIN OUR NUMBER ONE RANKING IN TERMS OF CUSTOMER SATISFACTION AND ARE NOW THE SUPPLIER OF CHOICE IN THE LARGE INDUSTRIAL AND COMMERCIAL SECTOR."

British Energy is the largest electricity generator in the United Kingdom producing 74.7 TWh from its nuclear and coal power stations. We operate in an increasingly competitive market place where prices for baseload electricity have fallen by over 18% as a result of the introduction of new electricity trading arrangements (NETA) throughout England and Wales in March 2001. In the same period our net achieved price has fallen by 9% from £22.5/MWh to £20.4/MWh. Increased market participants, new trading arrangements designed to favour flexible plant and increasing vertical integration of the electricity sector have combined to face the Company with its most serious commercial challenge.

British Energy's eight UK nuclear power stations operate most efficiently as baseload generators running continuously. But in today's power market baseload generation is devalued, and flexible stations, which can adjust to customer requirements easily, achieve higher prices. Anticipating these changes, in 2000 we acquired our 2,000 MW coal-fired station at Eggborough. Last year Eggborough's output was 7.1 TWh which was marketed in combination with our nuclear output to match customer requirements or sold in the balancing market. The station also acted as a reserve in case nuclear plant came offline. This has allowed us to earn a premium of over £1/MWh against the prevailing England and Wales market price. In July we announced a major contract to retro-fit FGD at two of Eggborough's units. The work has started and will be complete by the end of 2004 at a total cost of around £70m.

Our Power and Energy Trading arm sells our output through four primary channels:

- Direct sales to large business consumers.
- Indirect sales through intermediaries such as suppliers, traders and other generators.
- Sales to ScottishPower and Scottish and Southern Energy (SSE) under the Nuclear Energy Agreement.
- Sales of balancing and ancillary services to National Grid, the system operator.

We have increased our direct sales business by more than 60% to 18.6 TWh. We continue to maintain our number one ranking in terms of customer satisfaction and are now the supplier of choice in the large industrial and commercial sector.

We now have a large number of major blue chip customers including Britvic Soft Drinks, John Lewis Partnership, and Marks & Spencer. Whitehall and 10 Downing Street are also British Energy customers – in this case for renewable energy power, secured through our energy trading business. Our success in growing our direct supply business to large customers is now being extended to include the small and medium-sized enterprise sector. Over the next two years we plan to grow our direct sales business organically by 25%.

Prices have declined throughout the year although there has been some recovery in recent weeks. For most UK generators prices are reaching a point where they do not cover costs – a position which is unsustainable in the longer term. This lies behind the increasing numbers of plants being closed or mothballed in recent months. However, in the coming year, although prices may persist at low levels for some time, we are insulated to a degree by our forward selling strategy which has pre-sold much of our output at fixed prices.

Under the Nuclear Energy Agreement (NEA), all the output from our two Scottish stations is sold to ScottishPower and SSE until 2005. Last year ScottishPower sought to challenge the agreement and its pricing. British Energy remains confident that the NEA remains valid and enforceable. SSE has accepted the NEA is not frustrated and both companies continue to take our output. The case is due to come to court in August.

Our extensive preparations for NETA have seen our systems performing well. Predictability of output has allowed us to achieve a balancing error in generation of less than 1%, amongst the best in the sector. We are now using these skills to offer services to others and continue to develop new channels to market.

Energy Information Centre survey
4th quarter, 2001

Service aspect	Rating	BE rank
Response to enquiries	127	1
Quality of responses	124	1
Help from account manager	126	1
Frequency of contact	128	1
Bill clarity/suitability	129	1
Bill accuracy	125	1
Accounts dept help	134	1
Flexibility with contracts	127	1
Contract price	108	1

"LAST YEAR BRITISH ENERGY'S NUCLEAR STATIONS PRODUCED 67.6 TWh, THEIR SECOND HIGHEST PERFORMANCE EVER. WE ARE COMMITTED TO MAXIMISING VALUE THROUGH SUSTAINABLE SAFETY AND TO BE THE LOWEST COST GENERATOR, A STRETCHING BUT ESSENTIAL GOAL."

OPERATING REVIEW
UK GENERATION

British Energy Generation, our nuclear business in the UK, is determined that its performance will be world class. We are committed to maximising value through sustainable safety and cost leadership by the adoption of world best practice. Our plans are focused on safe and reliable operation, minimising losses, and continuous improvement. We remain determined to be the lowest cost generator, and achieve an operating cost of 1.6p/kWh or lower, a stretching but essential goal in the United Kingdom's highly competitive electricity market.

This year we put in place a two-year programme of plant investment to improve nuclear safety, enhance reliability and raise output. We have committed more than £30m over the next two years to improve the material condition of our stations, particularly at Dungeness B and Hinkley Point B. We are also implementing fuel route improvements to remove bottlenecks; these, together with exhaustive outage planning, will minimise downtime and improve reliability.

The main impact of this programme will be felt next year. Our nuclear fuel costs are expected to reduce by over 10% through a combination of higher-specification fuel which delivers greater output and contract amendments agreed with BNFL. The higher-specification fuel is already in use at Heysham 2 and Torness is expected to follow later in the current year.

Our engineering team is working on new techniques in fuel technology to deliver a further 20% decrease in fuel costs and improved fuel route performance.

Nuclear output was 67.6 TWh, up 8% and the second highest performance ever from our nuclear fleet. Nuclear operating costs, excluding output related increases, were down on a like-for-like basis by £62m. As a result of the increase in output and the reduction in costs, unit costs were down by 10% to a record 1.67p/kWh.

Our wider supply chain network is being rationalised to build strong partnerships with key suppliers around shared business objectives. Cost reductions, better planning, greater efficiencies and improved reliability are now starting to come through. By 2003 supply chain changes should deliver £15m per year savings for the business.

The fuel route improvements and supply chain reorganisation are part of the initiative we announced in 2000, targeting £150m of sustained savings in our UK nuclear generation business by 2003. To date £125m has been delivered including £62m in reduced operating costs in 2001/2002. Our achievement of the £150m in this financial year is dependent on delivering certain breakthrough initiatives, but even without those we are confident we will deliver the full savings by 2003/2004.

This investment programme will enable us to deliver consistent UK nuclear output of 70 TWh on the same timescale – a 1 TWh increase ove our previously announced target.

In 2001 we asked the World Association of Nuclear Operators (WANO), to undertake a corporate review of British Energy – the first review of this type to be undertaken outside North America. This benchmarked our corporate support activities, which underpin the safe operation of our stations, against the best in the world. WANO examined our leadership, management, operating standards and corporate expectations across the breadth of our UK nuclear business.

The review was a penetrating and thorough appraisal and we have acted on it. We are applying the learning from the review widely across British Energy's business and have asked WANO to review our self-improvement progress early in 2003. The corporate review complements the regular evaluation of individual station organisation and performance carried out by both WANO and UK peer groups drawn from the nuclear sector.

Last year, reportable minor incidents, which fell by 30% in 2000/2001 fell by a further 7%. The International Nuclear Event Scale (INES) is the standard scale measuring the significance of nuclear safety events. In 2001/2002 we had one event registered at level 2 on the 7-point INES scale while all others were at or below level 1 (minor operating anomalies with no impact on staff or the general public). The level 2 incident

67.6 TWh
1.67p/kWh

Increased UK nuclear output
Our UK nuclear stations produced 67.6 TWh last year – their highest output for three years. We have made savings of £125m in operating costs over the last two years. Our generation cost last year was our lowest ever, 1.67p/kWh.

"Our priorities for the coming year are clear. We will continue to build on the progress made in 2001/2002 and, through focusing on safe, reliable performance, help British Energy achieve lowest cost generator status."

occurred when a fuel handling machine at Heysham 1 suffered a mechanical failure. We concluded that there were some procedural and safety culture deficiencies but that defence in-depth remained intact. We always seek to learn from such incidents and share lessons learned across the industry.

Last year, the collective radiation dose to workers at our UK nuclear stations was lower than in any previous year and the lowest of any nuclear operator in the world.

We adopt the same rigorous approach to industrial and site safety, using the International Safety Rating System (ISRS).

Last year, six UK plants achieved ISRS level 8 or higher, placing them in the top 10% of all UK industry. Sizewell B and Hunterston B exceeded this, and are now among only four UK industrial sites of any kind to achieve ISRS level 9.

At Hinkley Point B we set a station record of 627 days without a lost time accident showing what can be achieved. Elsewhere, however, handling injuries and slips, trips and falls proved hard to eliminate resulting in a rising accident frequency trend which we are seeking to reverse.

The year saw a marked improvement in our relationship with BNFL, our largest supplier by a significant margin, which has allowed us to achieve greater flexibility in our operations and reduce costs. But, there is still much more to be done in reducing the costs of dealing with our spent fuel.

Each of the individual stations have contributed significantly throughout the year. Hunterston B, for example, achieved a record output of 9.85 TWh in its 27th year of operation. Its sister station, Hinkley Point B, led the Company in successfully introducing our new, integrated Work Management system which will underpin station maintenance, work scheduling and reliability and is already producing considerable benefits.

Hartlepool, for the second year in succession, achieved unit costs of around 1.6p/kWh – in line with the Company's overall target for all of our stations in future. It also achieved its shortest planned outage ever – as did its sister station, Heysham 1. These outages were 44 and 42 days respectively – but with our North American plants achieving even shorter planned outages, we are looking to apply their experience to our UK plants in future to achieve further improvements in the UK.

Sizewell B maintained its excellent operational record of over 95% load factor between scheduled outages and now achieves the lowest unit operating cost for its type of PWR. Dungeness, after major engineering works over the preceding year, returned one of its highest ever output totals – and ended the year cash-positive for the first time.

Our priorities for the coming year are clear. We will continue to build on the progress made in 2001/2002.



0.3
0.2
0.4
Accident Frequency Rate
(lost time accidents per 100,000 man hours worked)
2000/2001
Target
Achieved



9.0
8.0
8.125
ISRS Level
Best station
Average target
Average achieved



0.9
0.2
0.05
Radiation Levels
(man sieverts per reactor)
WANO median (2000)
Target
Achieved

"OVERALL IT HAS BEEN A VERY ENCOURAGING YEAR FOR OUR BUSINESS IN CANADA. WE SEE NORTH AMERICA AS AN ATTRACTIVE AREA FOR FUTURE GROWTH AND COMPLEMENTARY INVESTMENT TO BUILD ON THE SOLID FOUNDATIONS CREATED BY BRUCE POWER AND AMERGEN."

OPERATING REVIEW
NORTH AMERICA

Although our investments in North America may still be relatively recent, they already make a crucial contribution to Group profitability and provide the platform for sustained growth.

Our most significant international deal to date was completed in May 2001, when Bruce Power leased the Bruce nuclear complex on the shores of Lake Huron from Ontario Power Generation. Bruce is the largest nuclear generating complex in North America. Bruce B's four CANDU reactors totalling some 3,200 MW provide 15% of Ontario's electricity, making Bruce Power the second largest generator in Ontario.

Over the year Bruce B produced 20.5 TWh, a capacity factor of 83% overall. Two of its reactors were the best performing CANDU units in the world last year. The profit contribution from British Energy's 82.4% interest in Bruce Power was £33m for the period since entering the lease on 12 May 2001.

Programmes to achieve higher availability and to reduce operating costs at Bruce B are well on track. We undertook the first of a series of long planned outages using prototype equipment and returned the unit to service ahead of programme, giving confidence about the achievement of similar programmes over the next two years.

Bruce B's strong operational performance, together with increased investment in plant reliability, has allowed us to plan for increased output. We now expect Bruce Power to deliver an average of £20m profit per reactor in 2002/2003, a year earlier than previously announced.

We are also well advanced with the restart programme for two of the reactors at Bruce A which were taken out of service in 1997. This programme which involves some 1,000 staff and contractors is progressing on schedule and we are working to obtain early regulatory consent for the restart. We aim to bring units three and four back into full production by the summer of 2003 increasing total capacity for the two Bruce plants to 4,700 MW. When these two units return to service we expect profit contribution to rise to £25m for each of the six reactors.

Bruce Power is a good example of our success in partnering with others. Cameco Corporation, the world's largest uranium provider, which owns 15% of Bruce, supplies the uranium fuel for Bruce Power's CANDU reactors. The partnership also involves the site trade unions who own 2.6% of the equity in Bruce Power, rising to 5.2% within two years. We saw equity participation as a novel and successful way of pursuing our partnership and it is helping to nurture a positive relationship with our 3,200 employees at the Bruce. Bruce Power recently completed the negotiation of a two-year contract with the Power Workers' Union. This together with the existing two-year agreement with the Society of Energy Professionals creates a healthy relationship underpinning our future plans for Bruce Power.

Safety has also been a priority for improvement across the year in line with the approach taken at our UK stations. This year we introduced the ISRS system to Bruce and achieved an extremely creditable first rating of level 7. As in the UK, we have been working with WANO to benchmark our operations and nuclear performance and this has proved immensely worthwhile. There is still much to do, but on both nuclear and industrial safety we have made progress.

After much preparation the Ontario electricity market was fully deregulated on 1 May 2002. The competitive market opens up many new opportunities for Bruce Power. We prepared thoroughly for this change, building up our own marketing operation. We have grown our portfolio of customers and long-term fixed price contracts now cover 60% of our projected output for the coming year. The experience gained in the competitive UK market will give Bruce Power a distinct advantage over other local electricity generators.

We are also close to developing our first wind power venture in Canada, near the Bruce site. Huron Wind, a 50/50 joint venture with Ontario Power Generation, is building a 10 MW wind farm, which is scheduled to come into operation later this year.

Overall it has been a very encouraging year for our business in Canada. This was recognised

83%
20.5 TWh

Bruce B's performance
The Bruce B station in Ontario achieved an overall capacity factor of 83% with two reactors operating at 99% and 100% respectively. After the planned restart of 2 units at the Bruce A station we expect profit contribution to rise to £25m per reactor.

"We see North America as an attractive area for future growth and complementary investment to build on the solid foundations created by Bruce and AmerGen."

in December, when Bruce Power received the Financial Times Global Energy Award for Successful Investment Decision of the Year – the second time British Energy has won this prestigious award.

The first time was in 1999, when AmerGen, British Energy's US joint venture with Exelon won it for its acquisition of Three Mile Island 1 (TMI) – a groundbreaking deal which triggered North America's commercial nuclear renaissance. AmerGen remains unique and now owns three nuclear power plants: TMI, in Pennsylvania; Clinton, in Illinois; and Oyster Creek, in New Jersey. They are operated in conjunction with the larger Exelon nuclear fleet, to maximise efficiencies and achieve economies of scale.

In the period since AmerGen's first investment, the market for plant acquisitions in the US has changed significantly. Plant now changes hands at significantly higher prices. As a result growth potential for AmerGen is presently constrained. Our focus is therefore on maximising the performance of the existing fleet.

Profit before tax from our 50% share of AmerGen increased substantially to £41m reflecting excellent performances from Clinton and Oyster Creek. Clinton, the newest of the stations, performed very well and exceeded our expectations with a 97% capacity factor; during the year it also received regulatory clearance for a significant capacity upgrade which will raise the plant's output potential by some 120 MW or 16% over the next three years. Oyster Creek, AmerGen's oldest station had an excellent year and achieved a record 95% capacity factor.

TMI has been one of the best performing plants in North America. AmerGen is confident that TMI will regain its leading position in the future. However, in 2001, it experienced an extension of a refuelling outage due to steam generator problems and a forced outage due to a transformer failure. During the outage the turbine generator was upgraded and this has increased the plant's output potential by 44 MW or 5%. Since the outage was completed on 6 December the plant has remained on load at a nominal 100% capacity factor.

The aggregate performance of the three plants was in line with expectations but with their future performance potential enhanced. The Company now expects to exceed its target of an average of £10m profit before tax contribution from each of the AmerGen plants in future years.

We see North America as an attractive area for future growth and complementary investment to build on the solid foundations created by Bruce Power and AmerGen.

The climate for nuclear in North America is encouraging. The US Government, has made it clear it sees nuclear as an important part of the generation mix going forward and has taken steps to encourage both new reactor design evaluation and site identification. The prospect of the first new nuclear station for 25 years being built by 2010 is now a real possibility. Meanwhile the regulator has approved eight life extension applications enabling existing nuclear capacity to play a continuing part in the energy mix in the US.

All these factors combine to present a very positive outlook for British Energy in North America.



0.36
0.25
0.45
Bruce Power Accident Frequency Rate
(lost time accidents per 200,000 man hours worked)
2000/2001
Target
Achieved



6.0
7.0
Bruce Power ISRS Level
(Bruce A and Bruce B)
Average target
Average achieved



17.9
107.6
126.9
Bruce Power Collective Radiation Dose
(Bruce A and Bruce B)
(Rem/reactor unit)
Bruce A achieve
Bruce B achieve
Target (total)

"BRITISH ENERGY IS COMMITTED TO THE PRINCIPLES OF RESPONSIBILITY AND SUSTAINABILITY. THE COMPANY WORKS TO A SET OF CORE VALUES WHICH, TAKEN AS A WHOLE, SET THE AGENDA IN THE WAY WE RELATE TO OUR STAFF, CUSTOMERS AND COMMUNITIES WE SERVE, AND THE WIDER ENVIRONMENT."

OPERATING REVIEW
SUSTAINABILITY THROUGH RESPONSIBILITY

Safety is integral to all our operations, both nuclear safety of our plant and the industrial safety of our staff. This extends to ensuring that we protect the communities around our plants and the wider environment at all times. Our safety performance is detailed in our Safety Health and Environment Report published in July.

All our power stations and office sites in the UK are accredited to the international environmental management standard ISO 14001. Our approach ensures protection of the environment, now and in future – essential for sustainable development. Our impact on the environment needs to be set in perspective; the highest radiation dose from our power stations to a member of the general public is about 1% of that from background radioactivity.

Profit through progress: Our 8,200 staff know they all have a vital role to play in delivering profits for our shareholders. 90% of our UK staff are shareholders and at Bruce Power 56% participate in the Company sharesave scheme.

We also seek to work with the communities we serve. Every power station has an active sponsorship programme with a focus on education, safety and environment programmes.

The Company also looks for ways to play its part responsibly in the wider world. Our front cover features Mission Antarctica where we offered two of our staff – Steve Ardern from the UK and Sandy Nelson from Canada – the opportunity to take part in an international project. This involves young people and businesses actively working together to clean up the polar environment. The project is sending a message to this year's World Summit in Johannesburg in September that our climate is fragile and global warming has to be addressed by businesses, nations and individuals all working together.

Open communication is crucial both inside and outside the Company. Our safety culture encourages open reporting of any events. We operate a no blame culture at our stations designed to ensure all anomalies are identified at the earliest stage.

British Energy's website – www.british-energy.co – is a crucial means of communicating our performance and news to those interested in energy issues all over the world and for receiving feedback. In a typical month we have over 300,000 visits. We hope you will use it to keep yourself up to date on British Energy.

British Energy has always supported an open approach to nuclear generation, and our power stations have traditionally been open to the public. However, following the events of 11 September we suspended public tours. These tours restarted in the UK on 1 May.

Our Power to Learn programme, launched a year ago and developed in co-operation with teachers and education experts, places emphasis on interactive learning. Children throughout the world are now learning through British Energy's interactive internet-based programmes.

Respect and Recognition lie at the heart of our human resources policies. British Energy is fully committed to providing equal opportunities regardless of gender, ethnic origin or sexual orientation, led by its Equal Opportunities Focus Group – and supported from the very top. Last year British Energy was awarded the Positive About Disabled People symbol for its approach to equal opportunities recruitment.

Professional and Personal Integrity: The nature of our business means we place great emphasis on the professionalism of our staff with significant investment in training and development designed to ensure we maintain the highest standards.

Succession planning is also a key focus area for the executive team. Our aim is to ensure our leaders have a clear perspective on the operational and commercial environment within which we operate and can deliver breakthroughs to meet the challenges of our international businesses.

In 2002/2003 we expect to recruit 60 graduates between the UK and Canada. Our graduate programme ensures that those who join gain a broad range of experience, including international working.

8,200
60

Our staff
Following the acquisition of Bruce, we now have over 8,000 staff. We also plan to take on around 60 graduates in Canada and the UK next year.

Environment policy
In British Energy, we recognise our duty to care for the environment. We seek continual improvement in our environmental performance by:

- Complying with relevant legislation and regulations.
- Reducing the environmental effect of our activities to a practicable minimum by the prevention of pollution, reduction of waste and the efficient use of resources.
- Promoting efficient use of energy by continuing to develop a sense of environmental responsibility among staff and contractors.
- Openly reporting performance against environmental targets.

Company values

Safety first

Profit through progress

Open communication

Respect and Recognition

Professional and Personal Integrity

"IT IS DIFFICULT TO SEE HOW THE EUROPEAN UNION CAN IN FUTURE MEET THE CHALLENGES OF CLIMATE CHANGE AND ENSURING ENERGY SUPPLY AT REASONABLE PRICES WITHOUT NUCLEAR POWER CONTINUING TO MAKE AT LEAST ITS CURRENT CONTRIBUTION TO ELECTRICITY PRODUCTION."

EUROPEAN ECONOMIC & SOCIAL COMMITTEE REPORT 2001

ENERGY POLICY AT A TURNING POINT

In 2001 the UK Government launched a review of Energy Policy looking 50 years ahead. The UK is not alone in recognising energy is a long-term business, crucial to any economy. The US has analysed the lessons of the California energy crisis and taken steps to encourage greater investment and diversity in future US energy production including encouraging new nuclear build by 2010. In Europe, the EU Commission issued a Green Paper on Security of Supply in Europe and the policy debate in Europe continues. At the heart of the matter are three key issues – the challenge of global warming, the need for security of energy supplies and how to ensure energy prices are competitive and affordable.

The UK's ability to meet its Kyoto commitments is underpinned by the 50 million tonnes of CO_2 emissions avoided by Britain's nuclear generators. But as all the UK's nuclear stations other than Sizewell B progressively retire over the next 25 years and are largely replaced by gas-fired generation, greenhouse gas emissions will rise.

The DTI predicts that by 2020 70% of our electricity will come from gas and that 90% of our gas will be imported. Our dependence on a single fuel and reliance on a limited number of gas exporting countries highlights a threat to competitiveness unless our supply mix is made robust to fluctuations in world gas prices.

In our submission "Replace Nuclear with Nuclear" we promoted a balanced energy policy, maintaining nuclear's current 25% share of generation in a mix including coal, gas and renewables. We consider a balanced approach gives the best trade-off for the environment, security and competitiveness. If Government wishes to reduce greenhouse gas emissions more stringently, as the Royal Commission on Environmental Pollution recommended, then nuclear generation has an even more significant role to play.

A balanced solution, including nuclear, received support from many quarters. The report to Government, commissioned by the Prime Minister, concluded environmental considerations must be central to energy policy. It recommended that new nuclear power stations should be rewarded for emitting virtually no greenhouse gases and the nuclear option should be kept open. A further consultation on key issues for Energy Policy including the need for new nuclear and how to keep the option open was launched on 14 May 2002.

Our view is that the industry's major contribution to protecting today's environment needs tangible recognition now. That is essential both for a viable nuclear industry today and investment in new capacity. Nuclear generation should be exempt from the Climate Change Levy and Government should consider a carbon free obligation or carbon taxation to promote climate friendly generation.

The current rating arrangements for power stations charge our nuclear stations 50% more than equivalent coal or gas fired stations. This should be changed to remove a market distortion.

Longer-term issues such as nuclear waste disposal must also be addressed. At long last consultations on how to deal with nuclear waste have started, aiming to identify the right disposal solution by 2007. While we might wish for a more expedited process, we welcome the willingness now being shown to tackle this crucially important issue. The fact remains the incremental waste from any new nuclear programme will be relatively small and any waste will all be safely contained and managed. The waste issue should be measured against the alternative of 35 million tonnes of CO_2 gas fired stations of a similar size would release to our atmosphere each year. At present those emissions go uncosted making gas-fired generation superficially cheaper. The real costs fall on society, not the polluter.

Overseas, good progress is being made to address the issue of nuclear waste management. In Finland, a deep repository design has been approved by its parliament; in the US, Yucca Mountain has been chosen as the repository site. Waste management is not an insoluble issue but a debate being addressed worldwide, as we all strive for the right sustainable energy policy.

If "passionate about tomorrow, today" means anything it is the need to consider the future consequences of policies today for future generations. We intend to make it very clear that urgent action is needed now.

Environmental costs £/MWh



0.7 Hydro
1.0 Wind
1.7 Nuclear
6.4 Gas (CCGT)
19.4 Coal (FGD)
32.8 Coal (current)

Source: Adapted from the EC ExternE project by AEA Technology 2000.

42m CO_2

CO_2 avoided by nuclear
Each year, British Energy's stations avoid the release of some 42m tonnes of CO_2, compared to the equivalent energy production by fossil fired power stations.



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1995
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DTI projections for the UK power sector by technology
Adapted from *Energy Projections in the UK*, CL Scenario, Energy Paper 68, *DTI (2000)*

ACHIEVE SUPERIOR RETURNS FOR SHAREHOLDERS. WE SEE CANADA AS OUR PRIMARY FOCUS FOR FUTURE GROWTH."

OPERATING REVIEW
BUSINESS DEVELOPMENT

British Energy's business development strategy is based on leveraging our core skills in nuclear generation and electricity trading in deregulating markets. The success of our investments in AmerGen and Bruce Power demonstrate the scope to achieve superior returns for shareholders.

With the slowdown in electricity deregulation and increased competition for nuclear assets, the opportunities for further nuclear acquisitions at a reasonable price in the US are now few and far between, but in conjunction with our partner Exelon we continue to monitor developments. In Canada our focus in the immediate future is to protect and add value to Bruce Power following the opening-up of the Ontario market on 1 May 2002. We aim to build up a more broadly based generation portfolio there, by adding flexible generation capacity to complement the baseload Bruce nuclear plant, and strengthen our supply capabilities. The liberalisation of the Ontario market will open up new opportunities both in the province and through cross-border trading into the US and we see Canada as our primary focus for future growth.

Opportunities to leverage our core skills remain in new markets such as Central and Eastern Europe. During the last year discussions have been held in the Czech Republic and Slovakia, whose governments are at different stages in considering the disposal of electricity assets including nuclear power stations. At this stage it is unclear whether, and if so when, these transactions will proceed.

Our international consultancy group, which has recently combined forces with NNC to offer a wider range of skills, has also been active in Russia, the Ukraine and Bulgaria providing support to nuclear operators and advice on market structures.

We have also established joint ventures with AECL and Westinghouse to look at new nuclear designs so we are ready to move forward when conditions are right.

Closer to home the UK Government's Renewables Obligation, which came into effect on 1 April 2002, has created the opportunity for new wind farm developments to be profitable. Under the Obligation all electricity suppliers must source 3% of the electricity they supply from renewable generation (rising to 10% by 2011), or alternatively pay a "penalty" of £30/MWh. As a result approved renewable generators will receive a significant premium over market prices and a share of penalty receipts, more than offsetting their higher generation costs.

British Energy has determined that the lowest cost solution to meeting its renewable obligation, currently around 0.5 TWh per year but expected to rise to 2 TWh by 2011, is through the development of its own renewable asset portfolio. Accordingly, we have establishec a specialised renewables unit which is progressing a number of onshore and offshore wind projects, mostly in partnership, including:

- Offshore Wind Power, a joint venture with Renewable Energy Systems, to develop a 60–90 MW offshore wind generating facility five kilometres off the coast of Skegness in Lincolnshire.
- Lewis Wind, a major joint venture with Amec to investigate the feasibility of a 600 MW wind farm near Stornoway on the isle of Lewis.
- In Ontario, Canada, Huron Wind (jointly owned by British Energy and OPG Evergreen Energy) is building a 10 MW wind farm adjacent to the Bruce Power complex.

In addition, we have options on a number of wind power projects at various stages of development and our renewables unit is identifying further sites for potential development in due course.

During the year our subsidiary, District Energy, commissioned three 10 MW gas-fired generating units embedded in local distribution networks. In addition to benefiting from lower connection costs, these plants can be brought on and off line in a matter of minutes, thus adding flexibility and shape to our portfolio. Two further 10 MW plants are under development.

600 MW

The power of renewables
Lewis Wind, our major joint venture with AMEC is investigating the feasibility of a 600 MW wind farm near Stornoway on the isle of Lewis – potentially Europe's largest wind farm.

'ALTHOUGH LOWER SELLING PRICES HAVE REDUCED OUR UK PROFITABILITY, GOOD LONGER-TERM PROGRESS HAS BEEN MADE. UK NUCLEAR UNIT OPERATING COSTS ARE AT THEIR LOWEST EVER LEVEL OF 1.67p/kWh AND THE GROUP'S NORTH AMERICAN OPERATIONS HAVE MADE SIGNIFICANT CONTRIBUTIONS."

FINANCIAL REVIEW

The downward trend in UK electricity selling prices has led to the Group making two significant exceptional charges in the year; a write down of £300m in respect of Eggborough coal-fired station and provisions of £209m in respect of onerous long-term trading contracts. As a result, the Group made a loss before tax after exceptional items of £493m, compared with a profit of £57m in the previous year.

Excluding the exceptional charges, "business performance" profit before tax increased by £32m to £42m. The increase comprised:

	£m
Increased loss from UK generation	(26)
Increased contribution from AmerGen joint venture	26
Contribution from Bruce Power, purchased in May 2001	42
Increased interest charges	(10)
	32

The main influences on profit before tax are discussed in greater detail below. Except where otherwise indicated the commentary below refers to the business performance results, which exclude the impact of exceptional items.

UK operations
Turnover in the UK which comprises generation sales, direct supply sales and miscellaneous income was £1,701m. UK Generation sales (and energy supply costs) were reduced as a result of the changed contractual relationship with our customers after the introduction of NETA. We no longer sell and repurchase UK output from the pool in respect of our direct sales, which are now treated as a route to market supplied by our UK generation business. On a like-for-like basis, UK turnover, excluding sales of £170m by Swalec in the previous year, increased by £34m, as detailed below:

	£m
Increased UK turnover:	
– due to increased output	123
– due to more costs being passed through sales	49
– due to lower electricity prices	(137)
Decrease in miscellaneous income	(1)
	34

The achieved price for our UK output in 2001/2002 was 2.25p/kWh compared with 2.37p/kWh on the same basis in the previous year. Excluding the flow through of energy supply costs, the achieved price was 2.04p/kWh compared with 2.25p/kWh in 2000/2001. The 9% reduction in the latter achieved prices reflects the oversupply in electricity generation in England and Wales and our view of the price we will achieve for our sales in Scotland in the year. Turnover includes £41m in respect of sales made in Scotland in earlier years in accordance with normal settlement arrangements.

Direct supply sales increased by £179m to £522m during the year and now accounts for 25% of the Group's UK output, compared with 16% in the previous year.

UK operating costs, excluding energy costs relating to the direct supply business, were £1,341m down £63m. On a like-for-like basis, after excluding £34m in the previous year relating to the discontinued Swalec business, operating costs were down £29m. Fuel costs were £467m, up £42m reflecting increased output. Materials and services costs were down £80m as a result of significantly reduced expenditure at Dungeness and a reduction of £23m for works power charges, which are no longer incurred under NETA. Staff costs were up £2m due to reduced headcount being offset by higher share option amortisation costs. Depreciation charges were £280m, up £7m. Nuclear unit operating costs were 1.67p/kWh compared with 1.87p/kWh in the previous year, a reduction of 10%.

Energy supply costs, excluding electricity purchases, have increased by £105m, including a £13m bad debt charge in respect of Enron.

Revalorisation charges in the UK were £164m compared with £175m in the previous year. The charge was lower than the previous year primarily because of lower inflation. The weighted average of RPI and RPIX used to revalorise the Group's UK nuclear liabilities was 1.7% compared with 2.1% for the year ended 31 March 2001.

95.2 TWh
£66m

Powering up
The output from the Group's power stations in the UK and Canada totalled 95.2 TWh. The increase in operating profit from the Group's interests in North America was £66m.

FINANCIAL REVIEW

Contribution from AmerGen
AmerGen, British Energy's joint venture in the US with Exelon, contributed an operating profit of £37m, an increase of £24m over the previous year. Output from the three AmerGen stations totalled 18.7 TWh, an increase of 1.9 TWh over 2000/2001. This increase in contribution from AmerGen was achieved despite a longer than scheduled outage at Three Mile Island 1. AmerGen, like other US nuclear operators, pays a fixed cost to the US Government to cover spent fuel disposal costs which results in the AmerGen stations having a significantly lower unit operating cost. AmerGen has entered into an agreement with Exelon which limits our exposure to price risk in the US.

Bruce Power
On 12 May 2001 Bruce Power completed a deal to lease the two Bruce nuclear power stations in Ontario, Canada from Ontario Power Generation (OPG). The lease runs until 2018, with the option for extension up to a further 25 years. Under the terms of the agreement between Bruce Power and OPG the cost of spent fuel, waste and decommissioning liabilities is the responsibility of OPG.

The four reactors at Bruce B have been operational since acquisition. Bruce Power is currently undertaking significant refurbishment of two reactors at Bruce A with a plan to restart them during summer 2003.

Our operations in Canada contributed £42m of operating profit. Bruce B generated 20.5 TWh since its acquisition at an achieved price of C$38/MWh (£17/MWh). The price is that which was agreed with OPG until the Ontario market opened for competition on 1 May 2002.

Bruce Power has achieved unit operating costs of C$32.1/MWh (£14.30/MWh). The unit operating cost is significantly lower than that achieved in the UK primarily as a result of the lower spent fuel costs which are covered under the OPG lease arrangements.

Net interest charge
Net interest charge for the year was £66m compared with £56m in the previous year. The increase reflects the acquisition of Bruce Power in May 2001 and the subsequent investment in Bruce A restart.

Profit before tax
Profit before tax was £42m compared with £10m in the previous year.

Taxation
During the year the Group has adopted the new accounting standard on deferred taxation, FRS19, on a discounted basis. This has resulted in the restatement of the prior year tax charge from £13m to £33m. The tax charge for the year ended 31 March 2002 of £81m and the restated charge for the prior year are higher than the standard rate of 30% as a result of the combination of overseas tax rates in excess of 30%, disallowable costs and the impact of unwinding one year's discount from the Group's deferred tax liability.

Exceptional items
The dramatic fall in UK electricity selling prices and the lack of any firm indication of a recovery in the short term led to a review of the Group's UK assets and liabilities. This review resulted in a write down in the value of Eggborough coal-fired power station of £300m and provisions for onerous pre-NETA long-term trading contracts of £209m, pre-tax.

During the year there has been a fall in world equity markets. As a result, the market value of the nuclear decommissioning fund is lower than its book value, as derived under the Group's accounting policy which assumes 3.5% real year-on-year growth in the fund. The decommissioning fund receivable has, therefore, been restated to its market value of £411m, resulting in an exceptional charge of £27m.

The Group made a profit of £4m from the sale of its interest in Humber Power and continues to take an exceptional charge (£3m) in respect of shares issued to the QUEST in 1998.



00 2,058
01 2,124
02 2,049

Turnover
£m



00 313
01 144
02 155

Net operating cash flow
£m



00 241
01 10
02 42

Profit before tax
£m

Earnings and dividends

There was a loss after tax but before exceptionals of £39m, compared with a loss of £23m in the previous year. The corresponding loss per share before exceptionals was 8.4p compared with a loss per share of 4.2p in 2000/2001. After exceptionals the loss after tax and loss per share were £518m and 88.5p respectively. The Board is recommending a final dividend of 5.3p per share giving an annual dividend of 8p per ordinary share unchanged from the annual dividend in the previous year.

Cash flows and funding

Net operating cash flow after capital expenditure (£225m) and nuclear liability payments (£350m) was £155m, an increase of £11m on the previous year.

At 31 March 2002 British Energy had net debt of £859m compared with £730m at the end of the previous year. Gearing has increased to 137% from 56% at 31 March 2001. The increase in gearing reflects the impact of the exceptional charges and the prior year adjustment for deferred tax on the Group's net assets.

Debt at 31 March 2002 totalled £1,068m and comprised bonds with a principal value of £408m, a project finance loan of £508m, a Canadian dollar term loan of £42m, a Canadian dollar loan from OPG relating to the Bruce lease of £104m, and a US dollar loan of £6m. Bonds with a value of £110m mature in March 2003. The remaining bonds mature in 2006 and 2016. The bonds have fixed interest rates ranging between 5.9% and 6.2%. The fair value of the bonds at 31 March 2002 is estimated to be £388m.

The fair value of interest rate swaps which are used to manage interest rate risk on other borrowings is £29m negative. The Group has unutilised revolving bank credit facilities, bilateral bank facilities and a Canadian dollar working capital facility totalling £653m. Of these facilities, £309m expire by March 2003. We are planning to review our requirements in the coming months and to renew the facilities as appropriate.

Nuclear liabilities and decommissioning fund

Accrued nuclear liabilities at 31 March 2002 were £3,719m, a decrease of £9m compared with the previous year. The liabilities increase each year due to additional fuel burnt in the Group's power stations, inflation and removal of one year's discount; and they are reduced by cash payments made during the year.

The Nuclear Decommissioning Fund will be used to fund post-defuelling decommissioning costs. As noted above, the fund has been restated to market value at 31 March 2002 as market value, at £411m, is lower than book value. British Energy's contributions to the fund have recently been independently reviewed. As a result of this review the Group's annual contributions to the fund continue at the rate of £18m.

Other provisions

Other provisions comprise £5m for severance, £344m in respect of onerous long-term trading contracts and £414m for deferred taxation. £19m of the severance provision and £33m of the onerous trading contracts provision were utilised during the year.

As noted above, the onerous trading contract provision increased by £209m following the change in status of certain contracts following the introduction of NETA and the further fall in UK selling prices. The deferred tax provision increased by a £130m prior year adjustment as a result of implementing FRS19. The exceptional charge in respect of the increase in the onerous trading contract provision gives rise to a deferred tax credit of £56m which has been netted off within the Group's overall deferred tax provision.

Capital expenditure

Capital expenditure in the UK business was £111m compared with £133m in the previous year. There was capital expenditure of £50m on Bruce B in the period since acquisition. Bruce A restart costs of £64m have also been capitalised within power station costs. These will not be depreciated until Bruce A is commissioned. Capital expenditure by AmerGen totalled £89m in the year.

FINANCIAL REVIEW

Treasury management
Cash resources, debt finance and financial risks are managed by the centralised Treasury function operating within policies and procedures approved by the Board. The Treasury function uses appropriate instruments within specified limits to manage financial risks but is not permitted to take speculative, open positions.

The Group invests surplus cash resources in short-term deposits and commercial paper with approved counterparties. The Group manages its exposure to changes in interest rates by using a combination of interest rate swaps and options to ensure that, as a minimum, 50% of net debt is at a fixed rate. As at 31 March 2002 95% of debt was either at a fixed or capped rate.

New foreign currency commitments relating to the purchase of fuel and enrichment services are not hedged, but existing hedging contracts are expected to be retained to maturity. Material currency commitments on all other contracts are hedged using appropriate instruments approved by the Board.

The Group uses currency borrowings to hedge asset instruments overseas. Overseas revenue streams are not currently hedged.

Market risk management
Financial risks associated with electricity trading are managed on a day-to-day basis by the Group's Power and Energy Trading function which operates within policies and procedures approved by the Board. The Trading Risk Committee is a committee of the Board formerly chaired by the Executive Chairman and now chaired by an Independent Director, which meets on at least a quarterly basis to monitor and review the status of the Trading Risk Log and approve changes to Trading Limits on behalf of the Board.

Output from Hunterston and Torness was sold via the Nuclear Energy Agreement to ScottishPower and Scottish and Southern Energy. There has been a dispute about how this agreement operates in a post-NETA environment. The dispute is unresolved and an estimate of the likely value of the sales has been included within turnover.

In England and Wales, the New Electricity Trading Arrangements (NETA) were introduced on 27 March 2001. During the last financial year British Energy has successfully operated a policy of balancing its anticipated generation with net sales in advance of the day of delivery In this way, British Energy's exposure to prices in the daily spot market and the NETA Balancing Mechanism is kept small.

Sales are built up over time in a variety of ways with a combination of contracts containing fixed and variable price elements. Direct sales to retail customers, and tailored sales to retail suppliers, typically cover periods of one to two years. Sales via the wholesale commodity market cover a range of periods, most commonly six months seasonal trades. A number of shorter-term trades are made to balance supply and demand on a continual basis.

Within the Board's overall remit on trading strategy, both sales and purchases are made to capture opportunities from forward price movements. The impact of such actions are continually monitored and the overall price exposure arising is kept within well defined limits.

Certain of the Group's long-term trading contracts no longer form part of the Group's physical trading portfolio. To the extent that these contracts are "out of the money" they have been treated as onerous and provided for in the Group's balance sheet at 31 March 2002

Keith Lough
Finance Director



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British Energy plc share price 2001/2002 financial year

BOARD OF DIRECTORS

Dr Robin Jeffrey (63) □
British Energy's Executive Chairman. Previously Executive Director, North America and President of AmerGen. Previously Deputy Chairman and Chairman and Chief Executive of British Energy's Scottish generating subsidiary. He is a fellow of the Royal Academy of Engineering and a visiting professor of Strathclyde University.

Sir Robin Biggam (63) +*†
Deputy Chairman and Senior Independent Director. Appointed as an Independent Director in 1996. Chairman of MEI plc, the Independent Television Commission, Electrium Limited, and an Independent Director of BAe Systems plc. Chairman of the Audit, Remuneration and Nomination Committees.

David Gilchrist (49) #
Managing Director of British Energy Generation. Formerly Executive Vice-President of Bruce Power and before that Finance Director, British Energy Generation and extensively involved in British Energy's 1996 privatisation. He previously held posts with Ford, GKN and PA Consulting Group and is a member of the Institute of Mechanical Engineers.

Duncan Hawthorne (46)
British Energy's Executive Director, North American Operations, Chief Executive Officer of Bruce Power and President of AmerGen. Based in Kincardine, Ontario. Formerly Chief Operating Officer British Energy Inc. based in the USA. He is a Chartered Engineer and Fellow of both IEE and ImechE.

Michael Kirwan (60) ∘
Appointed Business Development Director in 2001, formerly Finance Director. A Chartered Accountant, he was previously a partner of Deloitte Haskins & Sells before becoming Executive Director, Finance of Nuclear Electric plc in 1990. Mr Kirwan will retire on 31 May 2002.

Keith Lough (43) □
Appointed Finance Director in 2001. Formerly Chief Financial Officer of Hurricane Hydrocarbons Ltd and Managing Director, Europe and North Africa for Lasmo plc. He is a Fellow of the Chartered Association of Certified Accountants.

Ian Harley (52)
Ian Harley is due to be appointed as an Independent Director on 1 June 2002. Currently Chief Executive of Abbey National plc. A Fellow of the Institute of Chartered Accountants in England and Wales, and a Fellow and President of the Chartered Institute of Bankers. Mr Harley will become chairman of the Pensions Committee later this year.

Sir Robert Hill (65) +*†#
Appointed an Independent Director in 1999. Sir Robert previously held senior posts with Nuclear Safety responsibilities within the Royal Navy. He is Chairman of the Safety, Health and Environment Committee and an Independent Director of the Generation Division and SEA (Group) Ltd.

Clare Spottiswoode (49) +*†□
Appointed an Independent Director in 2001. Previously held a variety of senior regulatory positions including the Director General of Ofgas (1993 to 1998). Independent Director of Energy Ventures S.A., Advanced Technology plc, and Caminus Inc.

Peter Stevenson (55) +*∘†
Appointed an Independent Director in 1995. Formerly Chairman of Mackays Stores (Holdings) plc. He is Chairman of the British Energy Generation Pensions Scheme Trustees. Mr Stevenson will retire at the 2002 AGM.

Dr Julia Walsh (53) +*†
Appointed an Independent Director in 1996. Independent Director of Mott MacDonald Group Ltd and Boosey & Hawkes plc. Has held Chairmanships of a number of private companies through the year. Dr Walsh completes her six year term at the 2002 AGM.

Robert Armour (42) #
Company Secretary, appointed in 1995. Formerly Secretary of Scottish Nuclear and before that a partner of Wright Johnson & Mackenzie, Solicitors.

+ denotes member of the Audit Committee
* denotes member of the Remuneration Committee
∘ denotes member of the Pensions Committee
† denotes member of the Nominations Committee
# denotes member of the Safety, Health and Environment Committee
□ denotes member of the Trading Risk Committee

CORPORATE GOVERNANCE

The Directors consider that during the year, the Company complied with the requirements of Section 1 of the Combined Code incorporating principles of good governance and code of best practice except that the position of Chairman and Chief Executive has been combined since 17 July 2001. The Company has stated it is aiming to appoint a new Chief Executive and split the roles within the current financial year.

The Board
Robin Jeffrey has been Executive Chairman since 17 July 2001 when he succeeded Sir John Robb as Chairman. Peter Hollins resigned as Chief Executive on 7 June 2001. Dr Jeffrey is supported by four Executive Directors and five Independent Directors. Brief biographies of Directors are set out on page 15 Although Dr Jeffrey's position combines the roles of Chairman and Chief Executive, the Directors are satisfied that given the nature of the Company's business, it is appropriate for Dr Jeffrey to continue to undertake both roles at this time. Dr Jeffrey is also responsible for safety throughout British Energy.

The Company has also sought to improve accountability of senior management to the Board, and to separate and clarify the responsibilities of individual Executive Directors. Sir Robin Biggam is the Company's Senior Independent Director and has been Deputy Chairman since 17 July 2001. The Directors are satisfied that the Company complies with the sections of the Combined Code concerning the balance of the Board. At each Annual General Meeting any Director who has been appointed by the Board since the previous Annual General Meeting is required to retire or seek re-election, together with the number nearest to, but not less than, one third of the other Directors for the time being. In order to comply with the provisions of Rule A.6 of the Combined Code, we ensure that all Directors seek re-election at least every three years even where this leads to one or more Directors standing for re-election where they would not otherwise be required to do so. The Company's policy is that a Director should retire at the first Annual General Meeting after their 65th birthday. Exceptions to this policy are made to ensure an orderly transition in the membership of the Board. The Board meets at least 11 times a year and there is frequent contact between meetings to progress the Company's business.

All of the Independent Directors serving on the Board have held senior positions in other major organisations, either in the UK or internationally. Each of them is involved in decision making on key issues facing the Group and brings a wide range of experience to the Board. In accordance with the requirements of the Combined Code the Board has a number of matters reserved to it, including appropriate strategic, financial and organisational matters. These are considered at the Board's monthly meetings. The Board receives reports covering operational, financial, safety, risk management and regulatory performance and identifying key issues for the business on a regular and timely basis. All Directors may obtain independent professional advice at the Company's expense, and all Directors have access to the advice and services of the Company Secretary. Where appropriate, matters have been delegated to Board Committees, all of which have written constitutions and terms of reference. Individual Directors, their roles and membership of the various Committees are identified on page 23 of the Annual Review.

Risk management
The Board is responsible for determining strategies and policies for risk and control and management is responsible for designing, operating and monitoring risk and control processes which implement Board policies effectively. Risk management and internal control are considered by the Board and its Committees on a regular basis during the year.

The risk management process operating throughout the financial year was based on the identification, mitigation and monitoring of the key risks that influence the Company's strategy and business objectives No significant control failings or weaknesses were found during the year.

The Board, at its regular meetings, reviewed the business objectives and the risks and controls associated with these objectives. Specific categories were also reviewed by appropriate Committees and subsidiary Boards. Risks reviewed by the Board include: safe operation of our plant; changes in energy markets; nuclear safety; commercial and environmental regulation; policy proposals by legislative bodies in the jurisdictions in which we operate; treasury and trading financial exposures; major contracts; the acquisition of radioactive waste management services, and acquisition opportunities.

As part of the Company's internal controls, quarterly reports to the Board on risk management are made. A Committee for reviewing Trading Risk established last year provides additional information to the Board. Initially chaired by Dr. Jeffrey it is with effect from 13 May 2002 chaired by Clare Spottiswoode, an Independent Director. Further steps have been taken during the year to formalise the monitoring process throughout the Group.

The Board also undertakes a review of risks associated with AmerGen, our 50/50 United States joint venture with Exelon. Enhanced arrangements for internal control in AmerGen were introduced last year.

The Board confirms that it operates formalised procedures for the implementation of the guidance "Internal Control: Guidance for Directors on the Combined Code" which took effect from 1 April 2000.

The Committees of the Board are as follows:

Audit Committee
The Audit Committee is comprised entirely of Independent Directors and has been chaired by Sir Robin Biggam since May 1999. The Committee is responsible for reviewing the adequacy and effectiveness of internal control and compliance procedures within British Energy and ensuring that the Group complies with all statutory requirements in relation to the principles, policies and practices adopted in the preparation of the Financial Statements. The Committee reviews risk management processes across the Group including actions to mitigate or control key risks facing British Energy. The Committee seeks the advice of both external and internal auditors in relation to matters arising from their work and is also responsible for encouraging and monitoring the adoption of Best Practice in Corporate Governance. The Committee reviews the scope and results of the external audit including the auditors' cost effectiveness, independence and objectivity. The Committee also reviews the nature and extent of the external auditor's non-audit services to the Group to ensure that a balance of objectivity and value for money is maintained. The Audit Committee receives reports on Canadian operations from the Audit Committee of Bruce Power as well as the internal and external auditors.

Financial controls in respect of AmerGen are exercised by Exelon. Improved control measures in operation throughout this year include a British Energy Financial Manager for AmerGen, and an AmerGen finance sub-committee which reports to the AmerGen Management Committee.

Pensions Committee

This Committee monitors the management of the various Group Pension Schemes, and is chaired by Mike Kirwan. Peter Stevenson, who chairs the British Energy Generation Group Pension Trustees and Robert Armour, Company Secretary, who chairs the British Energy Combined Group Trustees are members, as are certain other Directors and Senior Managers of the Group. The Committee reviews and advises on the policies being adopted by the Trustees of these Schemes and for advising the Board on all matters relating to these schemes. Ian Harley will chair the Pensions Committee after he joins the Board on 1 June 2002.

Renumeration Committee

A separate Remuneration Report appears on pages 19 to 22.

Nominations Committee

The Nominations Committee is comprised entirely of Independent Directors chaired by Sir Robin Biggam. The Committee advises the Board in relation to senior appointments and succession policy throughout the Group.

Safety, Health and Environment Committee

This Committee provides advice to the Board in relation to the Health and Safety of staff, contractors, visitors and the general public, plant safety and the environmental performance of British Energy. It reviews key safety and environmental risks affecting British Energy's business and the actions taken to mitigate or control them. It is chaired by Sir Robert Hill and also includes three independent experts as well as certain other Directors and senior managers of the group. Sir Robert Hill is also a member of the AmerGen Safety Overview Committee in the United States and the Bruce Power Safety Supervisory Board in Canada.

Trading Risk Committee

Clare Spottiswoode, succeeding Robin Jeffrey, chairs this Committee which reviews the risks and exposure associated with the Group's trading activities, and other market issues. Members of the Committee include Keith Lough, the Group Finance Director and Terry Brookshaw, Director of Power and Energy Trading. Currently the Committee also has responsibility for reviewing the Bruce Power trading activities.

Executive committees

The Executive Chairman directs the business with the assistance of a number of executive committees or subsidiary boards. These include the Executive Team which considers strategy and commercial issues affecting British Energy's businesses; and the Generation Boards which direct operational and safety policy in British Energy's nuclear operations. The Finance Director, Mr Lough chairs an Executive Committee reviewing the operation of treasury and insurance matters. Duncan Hawthorne is Chief Executive of Bruce Power and Chairman of AmerGen and chairs the North American Executive Team which considers strategy for operations in the United States and Canada.

Internal control

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. The identification of key business risks, the evaluation of their financial and other implications and formulation of policies to manage such risks is the responsibility of the Directors. This system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Board has maintained a review of the effectiveness of the system of internal controls operated by the Group throughout the year and up to the date of this report. The key procedures which are designed to provide effective internal control are summarised as follows:

Organisational structure

There are clearly defined lines of accountability throughout British Energy. These include strict authorisation approval and control procedures within which senior management operate. Similarly the senior management team within each subsidiary or division is responsible for its internal financial controls. Those management teams operate within an overall framework determined by the Board.

Investment approval

The approval of capital and revenue schemes above certain limits is reserved to the Board. Other investment decisions are delegated for approval in accordance with authority limits. The Group has comprehensive appraisal and monitoring procedures which apply to all material investment decisions.

Business planning

A comprehensive business planning and budgeting process to establish plans and targets, against which performance is regularly monitored, is undertaken each year. Key business risks identified during the planning process are reviewed regularly throughout the year. The Board receives monthly reports and management accounts and reviews the overall Group performance against budget and the latest forecasts for the current year. Similarly, each subsidiary and divisional management team meets regularly to monitor performance.

Internal compliance

Management reviews and self certification reports from Directors and senior officers of each of the key subsidiaries or divisions are used to monitor compliance with the Group's internal financial, risk management and other controls.

The Group's internal audit function is responsible for reviewing the performance of the internal financial and risk management control system and computer operations and reports regularly to the Audit Committee. Internal audit work is focused on the areas of highest risk as agreed and prioritised by the Audit Committee. Scope of work, authority and resources of the internal audit function is reviewed by the Board at least annually.

Going Concern

The Directors confirm that they have a reasonable expectation that the Company and the Group have adequate resources to continue operating for the foreseeable future. The Directors accordingly continue to adopt the Going Concern basis in preparing the Company's Consolidated Financial Statement.

The Company's relationships with its shareholders
The Company recognises the importance of maintaining an informative relationship with all its shareholders. It uses its AGM as an opportunity to communicate with shareholders, and at that meeting a business presentation is made by the Executive Chairman and by other Directors if appropriate. It is the Company's policy that all Directors are available to answer shareholders questions at the AGM. In addition, the Executive Chairman and the Finance Director meet with the Company's principal shareholders from time to time to discuss relevant issues when they arise. The Company Secretary's office responds to numerous letters from shareholders on various issues throughout the year.

At the AGM held on 17 July 2001, the notice of the meeting was despatched to Shareholders not less than 20 working days before the meeting and details of proxy votes received were made available in accordance with the recommendations of the Combined Code.

Robert Armour
Company Secretary

14 May 2002

REMUNERATION REPORT

The Directors consider that during the year the Company has complied fully with the relevant principles of the Combined Code concerning good governance and Code of Best Practice.

Remuneration Committee
The Remuneration Committee is concerned primarily with the pay and conditions of Executive Directors and confirms that full consideration has been given to Principle B1 of the Combined Code. In addition it retains an interest in the pay and benefits to other senior staff, to ensure reasonable consistency. The Terms of Reference for the Committee empower it to:

- Establish the remuneration policies and practices for Executive Directors and certain other Directors and senior employees.
- Design and implement long-term incentive schemes.
- Determine and review the individual remuneration packages of the Executive Directors and other selected senior employees, including pension provision.
- Authorise the annual performance incentive plan for Executive Directors.
- Obtain external professional advice and expertise necessary for the performance of its duties.

The Committee is made up of Independent Directors identified on page 15. It was chaired by Sir John Robb until 17 July 2001 and by Sir Robin Biggam since that date.

Executive remuneration policy and practice
In setting the remuneration package for individual Directors, the Committee aims to ensure that the total package, including benefits, is competitive with other utilities and companies of a similar size, activity and complexity and that as a consequence the Company will attract and retain Executive Directors with the skills and experience both to develop the business and to maximise the returns to shareholders. It targets total remuneration at the middle market level of its comparator companies, and takes account of company performance.

It is British Energy's policy that:

- A significant proportion of Executive Directors' remuneration should be variable and linked to performance.
- The movement in basic pay of Directors and senior managers will be broadly in line with pay increases offered to other staff.
- In structuring base and variable pay, the Committee focuses on the Company's commitment to safety, the environment and sustained profit growth, and on forging strong links between reward and performance against agreed stretch targets.

Elements of remuneration
The remuneration package comprises five elements. Each is reviewed against the market and a balance of elements is taken recognising the commercial and operational needs of the business and the policies outlined above.

The process for review draws comparisons on a job-by-job basis across a wide range of organisations both inside and outside the utilities sector. It utilises both external professional advisers and commercially available remuneration data and takes into account the specific demands of our diverse energy businesses.

(a) Base pay
The Committee aims to maintain individual salaries at close to market median, taking into account experience and levels of responsibility. Executive Directors and senior staff base pay was reviewed effective from 1 July 2001.

(b) Annual Performance Incentive Plan
The performance related elements of the remuneration package are designed to recognise both corporate and individual success. In the plan, bonus payments are determined by performance against a range of challenging targets, including the safety and environmental priorities, necessitated by the nature of the Company's activities:

- Executive Directors can be awarded cash payments of up to 50% of salary, depending on achievement against financial and other measures. In 2001/2002 the scheme included profit before tax, share performance and the performance of the operating businesses.

Last year it was decided not to issue share options to Directors, but instead to increase the maximum bonus potential from 50% to 75% of salary for one year only. This was done to focus attention on a number of key business issues. The level of bonus earned in the year reflects continuing success on cost reduction and the excellent progress and results achieved in North America.

(c) Share option schemes
As indicated in last year's report no share options were awarded during the year.

Except for their continued eligibility for participation in the all-employee Sharesave Scheme, no long-term incentive schemes are available to Executive Directors.

The Committee reviewed the executive arrangements during the year and concluded that a new Executive Share Option Plan would be appropriate and proposals will be put to the 2002 AGM. Details are provided to shareholders in the notice of the AGM.

(d) Retirement benefits
Executive Directors are offered individually tailored retirement benefits as described below which are unchanged from last year.

Dr Jeffrey, Mr Lough, Mr Gilchrist and Mr Hawthorne are members of the British Energy Generation Group of the Electricity Supply Pension Scheme. Mr Hollins was a member during his term of office as a Director.

	R Jeffrey	D Gilchrist	D Hawthorne	K Lough
Age at 31 March 2002	63	49	46	43
Years of service at 31 March 2002	27	11	25	0.6
Normal retirement age	63	63	60	65
Pension accrual rate	$\frac{1}{60}$	$\frac{1}{30}$	$\frac{1}{60}$	$\frac{1}{30}$
Director's contribution	Nil	5% salary	5% salary	5% salary
Spouse's pension	$\frac{1}{2}$	$\frac{1}{2}$	$\frac{1}{2}$	$\frac{1}{2}$
Additional pension accrued during the year	£40,698	£13,588	£21,301	£2,462
Accrued annual entitlement at 31 March 2002	£151,313	£32,317	£60,714	£2,462

Dr Jeffrey's service includes credits from transfers into the scheme. Mr Kirwan is not a member of any Company pension scheme. However, he received an annual salary supplement in 2001/2002 of £26,526, in accordance with a previously agreed schedule.

Mr Hollins left service on 7 June 2001. The additional pension accrued by Mr Hollins during the year ended 31 March 2002 was £13,748. His annual entitlement at leaving was £46,348 (with a spouse's pension of two-thirds of this amount). £10,646 of this pension will be provided from the British Energy Generation Group of the Electricity Supply Pension Scheme. £23,104 is an unfunded pension that will be payable from age 62. The balance was commuted and a lump sum of £189,000 was paid.

The accrual rate for Keith Lough and David Gilchrist is the maximum rate subject to total pension from all sources not exceeding two-thirds of final salary.

(e) Other benefits
Other benefits are available to Executive Directors. These differ by individual and will comprise a selection from the following:

- A company car and fuel.
- Medical, PHI, dental insurance and additional life assurance.
- Reimbursement of telephone rental and a mobile phone.
- Subscriptions to professional bodies.
- Eligibility for the Company Sharesave Scheme.
- Financial advisory services.

Service contracts
All Executive Directors have a 12 months rolling contract.

Independent Directors
The remuneration of Independent Directors is determined by the Board, without the participation of the Director concerned. Appointed for three-year terms, they do not have service contracts, they are not eligible for any of the Company Share schemes and do not receive any pension provision from the Company. Levels of fees paid during the year are given on page 22.

Shares and share options

Ordinary shares	**2002**	2001
Dr R Jeffrey	**55,017**	9,065
D Gilchrist	**5,359**	–
D Hawthorne	**5,302**	–
M Kirwan	**37,205**	25,354
K Lough	**10,000**	–
Sir Robin Biggam	**27,916**	27,916
Sir Robert Hill	**1,395**	1,395
P Stevenson	**48,000**	48,000
Dr J Walsh	**–**	–
C Spottiswoode	**–**	–

(Dr Jeffrey holds 6,060 'A' shares (2001: 6,370) and Mr Hawthorne holds 477 'A' shares).

None of the Directors has a non-beneficial interest in any shares of the Company.

Executive share options

	At 1 April 2001 (or date of appointment)	Granted	Exercised	At 31 March 2002	Option exercise price (£)	Date from which exercisable	Expi dat
Dr R Jeffrey	113,846	–	–	113,846	2.60	12/08/00	11/08/0
	11,538	–	–	11,538	2.60	12/08/00	11/08/0
	35,990	–	–	35,990	5.08	29/06/01	28/06/0
	32,021	–	–	32,021	5.295	25/06/02	24/06/0
	81,160	–	–	81,160	2.4125	14/07/03	13/07/0
	100,401	–	–	100,401	2.49	07/12/03	06/12/0
	374,956	–	–	374,956			
D Gilchrist	11,538	–	–	11,538	2.60	15/07/00	14/07/0
	57,692	–	–	57,692	2.60	15/07/00	14/07/0
	19,862	–	–	19,862	5.08	29/06/01	28/06/0
	21,379	–	–	21,379	5.295	25/06/02	24/06/0
	40,659	–	–	40,659	2.4125	14/07/03	13/07/0
	151,130	–	–	151,130			
D Hawthorne	11,538	–	–	11,538	2.60	15/07/00	14/07/0
	13,269	–	–	13,269	2.60	15/07/00	14/07/0
	17,869	–	–	17,869	5.08	29/06/01	28/06/0
	24,516	–	–	24,516	5.295	25/06/02	24/06/0
	40,559	–	–	40,559	2.4125	14/07/03	13/07/0
	107,751	–	–	107,751			
M Kirwan	118,077	–	–	118,077	2.60	12/08/00	11/08/0
	11,538	–	–	11,538	2.60	12/08/00	11/08/0
	37,192	–	–	37,192	5.08	29/06/01	28/06/0
	33,097	–	–	33,097	5.295	25/06/02	24/06/0
	76,269	–	–	76,269	2.4125	14/07/03	13/07/0
	276,173	–	–	276,173			
K Lough	–	116,353	–	116,353	3.18	14/09/04	13/09/0
	–	9,433	–	9,433	3.18	14/09/04	13/09/1
	–	125,786	–	125,786			

Peter Hollins ceased to be a Director in 2001. All the share options granted to him lapsed at the date of his resignation.

Sharesave scheme

	At 1 April 2001	Granted	Exercised	At 31 March 2002	Option exercise price (£)	Date from which exercisable	Expi dat
D Hawthorne	10,819	–	–	10,819	1.36	01/09/05	28/02/0
M Kirwan	6,211	–	–	6,211	1.36	01/09/03	28/02/0

No Independent Directors participate in the scheme.

Directors' emoluments

Name	Salary and fees		Bonus		Accommodation and relocation		Other benefits		Total emoluments excluding pension		Pension contributions	
	2002 £	2001 £	**2002 £**	2001 £	**2002 £**	2001 £	**2002 £**	2001 £	**2002 £**	2001 £	**2002 £**	2001 £
Dr R Jeffrey	**336,250**	253,734	**130,220**	54,533	**–**	26,232	**11,731**	13,390	**478,201**	347,889	**–**	27,911
D Gilchrist[1]	**96,250**	–	**38,981**	–	**41,534**	–	**6,597**	–	**183,362**	–	**5,565**	–
D Hawthorne[1,2]	**94,984**	–	**38,943**	–	**–**	–	**12,949**	–	**146,876**	–	**8,750**	–
M Kirwan	**188,126**	184,000	**72,579**	49,484	**–**	–	**20,195**	21,007	**280,900**	254,491	**26,526**	25,944
K Lough[1]	**116,667**	–	**44,683**	–	**38,286**	–	**6,901**	–	**206,537**	–	**5,565**	–
Sir R Biggam	**52,500**	30,000	**–**	–	**–**	–	**–**	–	**52,500**	30,000	**–**	–
Sir R Hill	**57,500**	57,500	**–**	–	**–**	–	**–**	–	**57,500**	57,500	**–**	–
P Stevenson	**30,000**	30,000	**–**	–	**–**	–	**–**	–	**30,000**	30,000	**–**	–
Dr J Walsh	**25,000**	25,000	**–**	–	**–**	–	**–**	–	**25,000**	25,000	**–**	–
C Spottiswoode[3]	**8,333**	–	**–**	–	**–**	–	**–**	–	**8,333**	–	**–**	–
Total emoluments for serving Directors at 31 March 2002	**1,005,610**	580,234	**325,406**	104,017	**79,820**	26,232	**58,373**	34,397	**1,469,209**	744,880	**46,406**	53,855
Sir J Robb[4]	**48,082**	150,000	**–**	–	**–**	–	**–**	–	**48,082**	150,000	**–**	–
P Hollins[5]	**66,409**	283,500	**18,000**	79,096	**–**	–	**3,456**	14,576	**87,865**	377,172	**2,134**	10,098
M Low	**–**	13,719	**–**	–	**–**	–	**–**	946	**–**	14,665	**–**	1,266
Total emoluments (all Directors)	**1,120,101**	1,027,453	**343,406**	183,113	**79,820**	26,232	**61,829**	49,919	**1,605,156**	1,286,717	**48,540**	65,219
Compensation for loss of office: P Hollins[5]	**364,600**	–	**–**	–	**–**	–	**–**	–	**364,600**	–	**–**	–

Notes

1 Appointed 1 September 2001.

2 Duncan Hawthorne's pro-rata salary from appointment is C$216,562 and has been converted into £ sterling at the average exchange rate from 1 September 2001 to 31 March 2002 (£1=C$2.28).

3 Appointed 1 December 2001.

4 Retired 17 July 2001.

5 Mr Hollins served on the Board from 9 February 1998 to 7 June 2001 when his service with the Company terminated. The compensation for loss of office payment includes a payment in lieu of 12 months contractual notice.

Payments to Sir Robin Biggam, Sir Robert Hill and Peter Stevenson reflect Chairmanship of Board Committees or the British Energy Generation Group Pension Scheme.

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 MARCH 2002

Financial statements

The Directors present their Annual Report and the audited Group financial statements for the year ended 31 March 2002.

Principal activities and review of the business
The Group's principal activities are the generation and sale of electricity. The Operating Review and Financial Review on pages 3 to 14 review the Group's business performance during the financial year and its future prospects. The Group publishes a separate Health, Safety and Environment Report which is available from the Company Secretary.

Share capital
Details of British Energy shares purchased by employee share trusts, which are sponsored by the Company, are included in note 16.

Results and dividends
The consolidated results for the Group are set out in the Group Profit and Loss Account on page 26. The Directors are recommending a final dividend of 5.3p, payable on 26 July 2002 to shareholders on the register on 14 June 2002, making a total dividend for the year of 8p per ordinary share. The loss for the year of £577m was transferred to reserves.

Substantial shareholdings
As at 14 May 2002 the Company had been notified of the following interests in 3% or more of the issued ordinary share capital of the Company:

Fidelity International Limited	9.60%
Brandes Investment Partners L.P.	5.46%
Legal & General Investment Management Limited	3.30%

Research and development
During the year the Group spent £16m on research and development (2001: £17m). This is primarily scientific and engineering research activity which is directed towards securing further improvements in the reliability, performance and safety of its generating business and related activities.

Directors
Information required under the provisions of the Companies Acts regarding the remuneration and share options of Directors, the interests of the Directors and their families in the share capital of the Company and Directors' service contracts is detailed in the Remuneration Report on pages 19 to 22.

Policy on payment of creditors
The Company supports the Prompt Payers' Code of the Confederation of British Industry. The Company's policy is to settle the terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are made aware of these terms and to abide by the agreed terms. The Company had no trade creditors at 31 March 2002. Suppliers were paid on an average of 40 days for the financial year (2001: 35 days). The supplier purchases exclude payments to BNFL, the Group's principal supplier, which are made against an agreed contract profile.

European Economic and Monetary Union
Although the majority of British Energy's income and expenditure is denominated in sterling, it recognises that European Economic and Monetary Union (EMU) could have a significant impact on its commercial activities in the long term. The Group has developed an appropriate strategy to deal with the impact of EMU on its business in the short term. The Group has not entered into euro-denominated transactions to any significant extent to date.

Charitable and political donations
The Group made charitable donations of £306,000 (2001: £156,000). No political donations were made.

Employees
The Group is committed to involving employees in the business through a policy of communication and consultation. Arrangements have been established for the regular provision of information to all employees through briefings, staff conferences and well-established formal consultation procedures.

The Group is committed to its equal opportunities policies, which includes promoting training and career development for all employees. Full and fair consideration for all vacancies and opportunities will be given to men and women, people with disabilities and those from ethnic minorities, regardless of marital status, age, religion or sexual orientation. The policy is supported by a Code of Practice on harassment which recognises that all employees have the right to be treated with dignity and respect.

Auditors
A resolution proposing the re-appointment of PricewaterhouseCoopers as auditors will be put to the forthcoming AGM.

AGM
The Company's AGM will be held at the Glasgow Moat House Hotel, Congress Road, Glasgow G3 8QT at 11.00 am on 16 July 2002. A letter from the Chairman detailing the business to be considered at the meeting, together with a Notice of Meeting, accompanies this Annual Report.

DIRECTORS' REPORT

Statement of Directors' responsibilities

Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group and the Company, and of the results of the Group, for that period. A statement by the Directors on Corporate Governance matters is set out in a separate report on pages 16 to 18.

In preparing the financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company's website. The information published on the website has been prepared under United Kingdom Company Law and may not be in accordance with the legal requirements of other countries from which the information can be accessed.

This report was approved by the Board of Directors on 14 May 2002 and signed on its behalf by:



Robert Armour
Company Secretary

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BRITISH ENERGY PLC

We have audited the consolidated financial statements that comprise the Profit and Loss Account, Balance Sheet, Cash Flow Statement, Statement of Total Recognised Gains and Losses and related notes.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report and financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and Accounts and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Edinburgh

14 May 2002

GROUP PROFIT AND LOSS ACCOUNT

	Notes	2002 Total £m	Exceptional items (Note 1) £m	2002 Business performance £m	2001 Business performance (restated) £m	Exceptional items (Note 1) £m	200 Tot (restate £
Turnover: Group and share of joint venture		**2,259**	**–**	**2,259**	2,293	–	2,29
Less: Share of turnover in joint venture		**(210)**	**–**	**(210)**	(169)	–	(16
Turnover							
Continuing activities		**2,049**	**–**	**2,049**	1,954	–	1,95
Discontinued activities		**–**	**–**	**–**	170	–	17
Turnover	3	**2,049**	**–**	**2,049**	2,124	–	2,12
Operating costs	4	**(2,330)**	**(512)**	**(1,818)**	(1,898)	54	(1,84
Group operating (loss)/profit							
Continuing activities		**(281)**	**(512)**	**231**	230	54	28
Discontinued activities		**–**	**–**	**–**	(4)	–	(
Group operating (loss)/profit		**(281)**	**(512)**	**231**	226	54	28
Share of operating profit of joint venture	5	**37**	**–**	**37**	13	(7)	
Operating (loss)/profit Group and share of joint venture		**(244)**	**(512)**	**268**	239	47	28
Profit/(loss) on sale of investments	6	**4**	**4**	**–**	–	(5)	(
Financing (charges)/credits:							
– revalorisation	9	**(187)**	**(27)**	**(160)**	(173)	5	(16
– interest payable and similar charges	9	**(66)**	**–**	**(66)**	(56)	–	(5
(Loss)/profit on ordinary activities before taxation		**(493)**	**(535)**	**42**	10	47	5
Taxation on (loss)/profit on ordinary activities	10	**4**	**56**	**(52)**	(29)	(18)	(4
Share of taxation for joint venture	10	**(29)**	**–**	**(29)**	(4)	3	(1
(Loss)/profit on ordinary activities after taxation		**(518)**	**(479)**	**(39)**	(23)	32	
Minority interest		**(9)**					–
(Loss)/profit attributable to shareholders		**(527)**					
Dividends:							
– annual	12	**(48)**					(4
– non-equity	12	**(2)**					(
Loss for the financial year	29	**(577)**					(41
(Loss)/earnings per share (p):							
– basic	13	**(88.5)**		**(8.4)**	(4.2)		1.
Dividends per share (p):							
– annual	12	**8.0**					8.
– non-equity	12	**2.3**					2.

Other gains and losses for the years are set out in the Statement of Total Recognised Gains and Losses on page 28. Notes 1 to 35 form part of these financial statements.

BALANCE SHEETS

	Notes	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 £m
Fixed assets					
Tangible assets	15	**4,714**	5,045	**39**	43
Investment in joint venture:					
– share of gross assets		**544**	457	**–**	–
– share of gross liabilities		**(457)**	(411)	**–**	–
	16	**87**	46	**–**	–
Other investments	16	**108**	154	**19**	35
		4,909	5,245	**58**	78
Current assets					
Decommissioning fund	17	**411**	397	**–**	–
Stocks	18	**514**	560	**–**	–
Debtors: amounts falling due within one year		**412**	327	**2,517**	2,824
Debtors: amounts falling due after more than one year		**320**	28	**–**	–
	19	**732**	355	**2,517**	2,824
Investments – liquid funds	33	**209**	227	**179**	227
		1,866	1,539	**2,696**	3,051
Creditors: amounts falling due within one year					
– borrowings	21	**(153)**	(40)	**(116)**	(6
– other	20	**(822)**	(645)	**(49)**	(64
		(975)	(685)	**(165)**	(70
Net current assets		**891**	854	**2,531**	2,981
Total assets less current liabilities		**5,800**	6,099	**2,589**	3,059
Creditors: amounts falling due after more than one year					
– borrowings	21	**(915)**	(917)	**(298)**	(408
– other	20	**(1,858)**	(1,890)	**–**	–
Provisions for liabilities and charges	23	**(2,400)**	(2,124)	**–**	–
Net assets		**627**	1,168	**2,291**	2,651
Capital and reserves					
Called up equity share capital	28	**277**	277	**277**	277
Share premium		**76**	76	**76**	76
Capital redemption reserve		**350**	350	**350**	350
Profit and loss account	29	**(213)**	372	**1,495**	1,855
Equity shareholders' funds	30	**490**	1,075	**2,198**	2,558
Non-equity shareholders' funds	28	**93**	93	**93**	93
Minority interests		**44**	–	**–**	–
Capital employed		**627**	1,168	**2,291**	2,651

The financial statements were approved by the Board of Directors on 14 May 2002 and signed on its behalf by:

Robin Jeffrey
Chairman

Keith Lough
Finance Director

Notes 1 to 35 form part of these financial statements.

GROUP CASH FLOW STATEMENT

	Notes	2002 £m	200 £
Net cash inflow from operating activities	31	**380**	27
Interest paid		(62)	(6
Interest received		13	1
Fees paid		(2)	(
Dividends paid on non-equity shares		(2)	(
Returns on investments and servicing of finance		(53)	(6
Taxation received/(paid)		4	(3
Payments to acquire tangible fixed assets		(225)	(13
Payments to acquire financial investments		–	(
Receipts from sale of financial investments		38	
Capital expenditure and financial investment		(187)	(12
Receipts from sale of Swalec		–	21
Investment in North America		(129)	(3
Acquisitions and disposals		(129)	17
Equity dividends paid		(46)	(2
Decrease/(increase) in term deposits		18	(19
Management of liquid resources	33	18	(19
Minority funding of Bruce Power		4	
New loans, net of repayment of amounts borrowed		9	(
Financing		13	(
Movement in cash	33	–	

Notes 1 to 35 form part of these financial statements.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2002 £m	200 (restated £
(Loss)/profit for the financial year	(527)	2
Translation differences on foreign currency net investments	(8)	(
Total recognised (losses)/gains for the year	(535)	3
Prior year adjustment in respect of accounting policy changes:		
– deferred tax	(130)	
Total recognised (losses)/gains since last report	(665)	3

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION
To assist shareholders to compare the underlying financial performance of the Group, "business performance" profit and loss account figures are shown which exclude exceptional items.

2. ACCOUNTING POLICIES

(i) Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The Group has changed its accounting policy for deferred tax (2 (xiv) below) in accordance with the provisions of FRS19. The income recognised by the Group in respect of the long-term rate of return of the decommissioning fund is unrealised and its recognition is a departure from one of the accounting principles set out in Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note 2 (xvi) below.

The preparation of accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

In accordance with FRS18 the Directors have reviewed the Group's accounting policies and confirm that they continue to be the most appropriate. A number of the policies require the Group to use a variety of estimation techniques. Significant factors considered when assessing the carrying value of assets include future prices, expected annual output, remaining station lives and discount rate. Estimates of output, costs and timing of associated cash flows are key factors used to apply the stated policies for long-term nuclear liabilities and decommissioning.

(ii) Basis of consolidation

The Group financial statements consolidate the financial statements of British Energy and all its subsidiary undertakings. Inter-company profits, transactions and balances are eliminated on consolidation.

(iii) Turnover

Turnover represents amounts receivable for sales of electricity, and sales of other related goods, net of value added tax. Sales are recognised on an accruals basis, with reference to meter readings. Turnover includes estimates of selling prices for electricity generated in the year.

(iv) Fuel costs – nuclear front end

Advanced Gas-Cooled Reactors ("AGR")

Front end fuel costs consist of the costs of procurement of uranium, conversion and enrichment services and fuel element fabrication. Fabrication costs comprise fixed and variable elements. The fixed element is charged to the profit and loss account as incurred and the variable element, other than for unburnt fuel at shutdown, is charged to the profit and loss account in proportion to the amount of fuel burnt.

Pressurised Water Reactor ("PWR")

All front end fuel costs are variable and, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.

Bruce

Front end fuel costs are recognised when fuel is loaded into the reactor. The reactors are continually reloaded and as such this method closely reflects fuel burnt.

(v) Fuel costs – nuclear back end

AGR

Spent fuel extracted from the reactors is sent for reprocessing and/or long-term storage and eventual disposal of resulting waste products. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value in respect of both the amount of irradiated fuel burnt during the year and an appropriate proportion of unburnt fuel which will remain in the reactors at the end of their lives. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.

PWR

Back end fuel costs are based on wet storage in station ponds followed by dry storage and subsequent direct disposal of fuel. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value. All back end fuel costs, other than for unburnt fuel at shutdown, are charged to the profit and loss account in proportion to the amount of fuel burnt.

Bruce

Under the terms of the Bruce lease the responsibility for spent fuel, waste and decommissioning remains with Ontario Power Generation Inc.

(vi) Unburnt fuel at shutdown

Due to the nature of the nuclear fuel process there will be some unburnt fuel in the reactors at station closure. The front end and back end costs of this fuel in the UK are charged to the profit and loss account over the estimated useful life of each nuclear station on a straight line basis.

(vii) Fuel costs – coal

Fuel costs for coal are determined on a weighted average cost basis.

(viii) Research and development

Research and development expenditure is charged to the profit and loss account as incurred.

(ix) Pensions and other post retirement benefits

The Group continues to provide for UK pension costs in accordance with SSAP24. Contributions to the Group's defined benefit pension schemes are assessed by qualified actuaries and are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. The capital cost of ex gratia and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in schemes, in the accounting period in which they are granted. Differences between the amounts funded and the amounts charged to the profit and loss account are included in the balance sheet.

In Canada, the charges for pensions and other post retirement benefits are determined annually by actuaries on the basis of management estimates. These costs consist of current service costs, interest and adjustments arising from plan amendments, changes in assumptions, and experience gains or losses, which are amortised on a straight-line basis over the expected average remaining service life of the employees covered by the plan. Costs are recorded in the year in which employees render services.

2. ACCOUNTING POLICIES (CONTINUED)

(x) Foreign currencies
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the balance sheet. All differences are taken to the profit and loss account.

Differences on foreign exchange arising from the retranslation of the opening net investment in, and results of, subsidiary and associated undertakings and joint ventures are taken to reserves and, where appropriate, are matched with differences arising on the translation of related foreign currency borrowings Any differences are reported in the Statement of Total Recognised Gains and Losses.

(xi) Tangible fixed assets and depreciation, including decommissioning costs
Fixed assets comprise assets acquired or constructed by the Group. Expenditure of a capital nature incurred to improve operational performance, to improve safety or in order to meet increased regulatory standards is also capitalised. Interest on major capital projects is included in the cost of the fixed asset from the date of cash settlement until the date of commissioning. Other expenditure, including that incurred on preliminary studies and on the initiation of new technologies not yet adopted, is charged to the profit and loss account as incurred.

Fixed assets (other than assets in the course of construction) are stated in the balance sheet at cost less accumulated depreciation. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value. Impairment is assessed based on the present value of estimated future cash flows and net realisable value compared with net book value. Assets in the course of construction are stated at cost and not depreciated until brought into commission.

The charge for depreciation of fixed assets is based on the straight-line method so as to write off the costs of assets, after taking into account exceptional provisions for diminution in value, over their estimated useful lives.

The asset lives adopted are subject to regular review and for the year ended 31 March 2002 were:

AGR power stations	25–35 year
PWR power station	40 year
Bruce power station assets	18 year
Coal power station	20 year
Other buildings	40 year
Other assets	5 year

The estimated costs for decommissioning the Group's nuclear power stations are capitalised as part of the cost of construction and are depreciated over the same lives as the stations. These estimated costs are discounted having regard to the timescale whereby work will take place over many years after station closure. The estimated costs include the demolition and site clearance of the stations' radioactive facilities and the management of waste.

(xii) Fixed asset investments
Investments in subsidiaries are stated at the nominal value of shares allotted. Fixed asset investments are stated at cost less amortisation or provisions for diminution in value. The Group's investment in joint venture is stated at cost plus the Group's share of retained earnings. The carrying value of all fixed asset investments is regularly assessed for impairment and provision made, if appropriate.

Own shares purchased in respect of the employee share option and Sharesave option schemes are held at cost less charges to write down the shares to the option exercise prices over the minimum lives of the options. The Group has taken advantage of the exemption under UITF17 in respect of Save As You Earn Share Schemes.

(xiii) Stocks of fuel, stores and spares
Stocks of fuel, stores and spares are valued at the lower of cost and net realisable value. The nuclear fuel stock is reduced by the provision for unburnt fuel at shutdown (note 2 (vi)). Strategic spares are amortised over the life of the asset to which they relate.

(xiv) Deferred taxation
The Group makes full provision for deferred tax on all temporary timing differences which arise between its taxable profits and results as stated in the financial statements. The full amount of the provision is discounted using a discount rate similar to the current post tax rates of return on UK treasury gilts. The impact of the change in accounting policy is to increase the deferred tax provision and reduce profit and loss account reserves by £130m at 31 March 2001. The deferred tax charge in the profit and loss account for the year ended 31 March 2001 was increased by £20m and has been restated accordingly.

(xv) Nuclear liabilities
In matching the costs of generating electricity against the income from sales, accruals are made in respect of the following:

(a) Fuel costs – back end
The treatment of back end fuel costs in the profit and loss account has been dealt with in (v) and (vi) on page 29. These accruals cover reprocessing and storage of spent nuclear fuel and the long-term storage treatment and eventual disposal of nuclear waste. They are based, as appropriate, on contractual arrangements or the latest technical assessments of the processes and methods likely to be used to deal with these obligations under the current regulatory regime. Where accruals are based on contractual arrangements they are included within creditors. Other accruals are based on long-term cost forecasts which are reviewed regularly and adjusted where necessary, and are included within provisions.

(b) Decommissioning of nuclear power stations
The financial statements include provision for the full cost of decommissioning the Group's nuclear power stations. Provision is made on the basis of the latest technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime.

The provision established at the commencement of a power station's operating life is capitalised as part of the costs of the station.

Accruals and provisions for back end fuel costs and decommissioning are stated in the balance sheet at current price levels, discounted at a long-term real rate of interest of 3% per annum to take account of the timing of payments. Each year the financing charges in the profit and loss account include the revalorisation of liabilities required to discharge one year's discount from provisions made in prior years and restate these provisions to current price levels.

(xvi) Decommissioning fund
The Group makes contributions into an independently administered fund to cover all costs of decommissioning its UK nuclear power stations, except defuelling costs. The Group's annual contributions to the fund are assessed by qualified actuaries, taking into account the amount and timing of expected decommissioning costs and the periods until station closures. The value of the asset in the balance sheet represents the contributions made by the Group, together with an estimated actuarially determined long-term rate of return on the fund. The change in value arising from applying the estimated long-term rate of return is taken to the profit and loss account and disclosed as part of revalorisation.

The revalorisation of the decommissioning fund, which has been taken through the profit and loss account, is not a realised profit for the purposes of the Companies Act 1985 because the income is unrealised until the Group receives the related cash from the fund to reimburse decommissioning expenditure. The inclusion of this profit in the profit and loss account is a departure from the requirements of the Companies Act 1985. Revalorisation of the accrued decommissioning provision is charged to the profit and loss account each year and accordingly, in the opinion of the Directors, it is necessary to include the estimated annual long-term rate of return of the fund in the Group's profit and loss account in order for the financial statements to give a true and fair view.

The effect of the departure is to increase the loss before tax by £4m (2001: increase in profit £20m), to *increase the reported profit before exceptional items for the year by £23m (2001: £20m) and net assets* by £82m (2001: £86m). There are no tax consequences of this departure.

In the event that the net realisable value as indicated by the market value of the fund is lower than the value determined under the accounting policy set out above, the lower value is included in the Group accounts.

(xvii) Liquid funds
Cash which is placed on term deposits which mature more than one day after the end of the financial year or invested in commercial paper is classified under current asset investments in the balance sheet and the movement in liquid funds is disclosed under management of liquid resources in the cash flow statement.

(xviii) Financial instruments and derivatives
Financial instruments and derivatives are used to hedge interest rate, foreign exchange and trading risks. Profits and losses on financial instruments and derivatives are reported in the profit and loss account in the period in which underlying hedging transactions are completed. In the event that a financial instrument no longer forms part of the Group's physical trading portfolio the value of the instrument is estimated using discounted future cash flows, and provisions made if required. Short-term debtors and creditors have been excluded from the disclosures made under FRS13 – 'Derivatives and other financial instruments'.

(xix) Goodwill
Goodwill arising on acquisitions represents the excess of the fair value of the consideration at acquisition compared to the fair value of the identifiable net assets acquired. Goodwill is capitalised as an intangible asset on the balance sheet and amortised on a straight-line basis over its estimated useful life.

(xx) Joint ventures
The Group's share of the results of joint ventures is included in the consolidated financial statements based on the latest audited accounts of the joint ventures, except where the accounting reference date is not coterminous with the parent company, in which case management accounts are used.

(xxi) Operating lease
The Group has entered into an operating lease with Ontario Power Generation (OPG) to rent the Bruce nuclear plant in Ontario, Canada until 2018. Under the terms of the agreement a significant initial payment was made. This consideration plus related transaction costs attributed to the operating lease prepayment is being amortised on a straight-line basis over the expected period of the lease. Other costs of the Bruce lease are charged to the profit and loss account in accordance with the rental schedule which is included in the lease agreement.

NOTES TO THE FINANCIAL STATEMENTS

3. TURNOVER, OPERATING PROFIT AND NET ASSETS

(a) Turnover

	2002 TWh	200 TW
Output		
United Kingdom	74.7	70.
Canada	20.5	
	95.2	70.
	£m	£
Continuing activities		
United Kingdom		
Wholesale generation	1,162	1,59
Direct supply	522	34
Miscellaneous income	17	1
	1,701	1,95
Canada	348	
	2,049	1,95
Discontinued activities	–	17
Turnover	2,049	2,12

Following the introduction of NETA on 27 March 2001 the Group sells its output in England and Wales through bilateral contracts and related instruments rather than into the Pool. As a result of the changed contractual relationships with its customers the Group no longer has to sell and repurchase its output from the Pool in respect of its supply sales. Wholesale generation sales and energy costs (note 4) have therefore decreased in the year ended 31 March 2002.

Turnover in Canada represents the sales by Bruce Power following its acquisition on 12 May 2001.

Turnover from discontinued activities in 2001 relates to sales by Swalec which was sold on 7 August 2000

The turnover, operating profits and net assets of the Group's joint venture, AmerGen, relate entirely to activities in the United States of America.

(b) Operating profit

A geographical analysis of operating profit before exceptional items is as follows:

	2002 £m	200 £
United Kingdom	189	22
Canada	42	
	231	22

All exceptional items relate to the UK.

(c) Net assets

A geographical analysis of the Group's net assets is as follows:

	2002 £m	200 (restate £
United Kingdom	388	1,15
Canada	158	
United States	81	1
	627	1,16

4. OPERATING COSTS

	2002 Total £m	Exceptional items £m	2002 Business performance £m	2001 Business performance £m	Exceptional items £m	2001 Total £m
Fuel	**490**	**–**	**490**	425	(24)	401
Materials and services	**753**	**209**	**544**	493	–	493
Staff costs	**331**	**3**	**328**	210	(44)	166
Depreciation	**585**	**300**	**285**	277	–	277
	2,159	**512**	**1,647**	1,405	(68)	1,337
Energy supply costs	**171**	**–**	**171**	493	14	507
	2,330	**512**	**1,818**	1,898	(54)	1,844

Following the fall in electricity selling prices, particularly since the introduction of NETA, the Directors have reviewed the economic values and net realisable values of the Group's power stations and compared them to their book value. As a result of this review the value of Eggborough Power Station has been written down by £300m.

The Group has certain pre-NETA contracts which are excluded from its wholesale and direct supply portfolios. As a result of the terms inherent in these contracts and the Directors' view of future market prices the contracts are considered to be onerous and a provision has been made to reflect the future discounted losses that are expected under the terms of these contracts. In addition the fall in electricity prices over the year has resulted in the Group increasing its provision for the contract with Teesside Power. An exceptional charge of £209m has been made in the year to make further provision for these long-term trading contracts.

There are exceptional staff costs of £3m (2001: £8m) in respect of shares issued to the British Energy Qualifying Employee Share Trust ('the QUEST') during 1997/1998. The difference between the Sharesave Scheme option prices and the subscription price paid for the Company's shares by the QUEST is being charged to the profit and loss account over the minimum lives of the options.

During 2000/2001 the accounting lives of Heysham 1 and Hartlepool power stations were increased by five years from 25 years to 30 years. As a result of these life extensions there were one-off exceptional credits in that year of £24m to fuel costs and £5m to revalorisation (note 9).

During April 2001 the House of Lords issued a ruling in favour of the National Grid Group in respect of the use of ESPS surplus to offset the costs of early retirement resulting from reorganisation or redundancy. On the basis of the House of Lords decision a provision of £52m was released as an exceptional credit to staff costs in the year ended 31 March 2001.

Included within operating costs in 2001 are £174m of costs relating to Swalec prior to its disposal.

	2002 £m	2001 £m
Operating costs are stated after charging:		
– research and development	**16**	17
– operating lease costs – Bruce	**38**	–
	£'000	£'000
Auditors' remuneration:		
– statutory audit – Company: £45,000 (2001: £40,000)	**358**	266
– other services	**1,825**	1,606

It is the Group's policy to engage PricewaterhouseCoopers on assignments where their expertise and experience with the Group are important, or where they win work on a competitive basis. The non-audit work consisted of tax services £1,249,000, due diligence £189,000 and other audit and regulatory related services £387,000.

5. SHARE OF OPERATING PROFIT OF JOINT VENTURE – EXCEPTIONAL ITEM

British Energy's joint venture, AmerGen, incurred severance costs at its three US nuclear power stations during the year ended 31 March 2001. British Energy's share of these costs totalled £7m.

6. PROFIT/(LOSS) ON SALE OF INVESTMENTS

The disposal of the Group's interest in Humber Power Limited resulted in an exceptional profit of £4m. In 2000/2001 the disposal of Swalec together with the write off of British Energy's investment in Home Directory Limited resulted in an exceptional loss of £5m.

NOTES TO THE FINANCIAL STATEMENTS

7. EMPLOYEE INFORMATION

(a) Staff costs

	2002 £m	200 £
Salaries	314	20
Social security costs	26	1
Pension costs (note 27)	11	–
Amortisation of share option costs (note 16)	9	
Amounts capitalised	(32)	(1
Business performance staff costs	328	21
Exceptional items (note 4)	3	(4
Total staff costs	331	16

(b) Employee numbers

	2002 Number	200 Numbe
Average number of employees during the year	7,670	5,31

Average number of full-time equivalent employees by category during the year were:

	Number	Numbe
United Kingdom		
Power stations:		
– nuclear	3,499	3,68
– coal-fired	251	25
Engineering, technical and corporate support	1,170	1,25
Retail markets	–	3
North America	2,733	4
	7,653	5,26

8. SUMMARY OF DIRECTORS' EMOLUMENTS

	2002 £'000	200 £'00
Total emoluments, including pension contributions		
As Directors	221	29
For management services:		
– salaries and other benefits	1,041	81
– performance related bonuses	343	18
– pension contributions	48	6
	1,653	1,35
– compensation for loss of office	365	28
	2,018	1,63

Full details of the remuneration and share interests of the Directors are set out in the Remuneration Report

9. FINANCING CHARGES/(CREDITS)

	2002 £m	2001 £m
Revalorisation of nuclear liabilities (note 24):		
– changes in price levels	**65**	81
– discharge of one year's discount	**110**	110
	175	191
Revalorisation of other provisions	**12**	4
Revalorisation of decommissioning fund (note 17)	**(23)**	(20)
Share of revalorisation of joint venture	**(4)**	(2)
Revalorisation charge before exceptional items	**160**	173
Exceptional item (see below)	**27**	(5)
Revalorisation charge	**187**	168
Interest		
Interest on loans repayable within five years:		
– bank	**27**	19
– other	**27**	17
Interest on loans repayable in five years or more:		
– bank	**20**	22
– other	**8**	8
Interest receivable	**(16)**	(10)
Interest payable and similar charges	**66**	56

At 31 March 2002 the market value of the decommissioning fund (£411m) was lower than the value (£438m) that would have been derived from revalorising the cost of investment. As a result, an exceptional charge of £27m has been recognised to restate the decommissioning fund receivable to market value.

The exceptional revalorisation credit of £5m in 2001 results from the extension of the accounting lives at Heysham 1 and Hartlepool power stations.

10. TAXATION ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

	2002 £m	2001 (restated) £m
UK corporation tax – prior year	**(11)**	2
Deferred taxation on business performance profit before tax	**34**	12
Exceptional deferred tax (credit)/charge	**(56)**	18
Unwinding of discount	**14**	15
Deferred tax charge for the year (note 26)	**(8)**	45
Foreign tax – current year	**15**	–
	(4)	47

A reconciliation of the effective tax rate for the current year tax charge, which solely comprises foreign tax is set out below.

	2002	
	Tax terms £m	Percentage
Tax credit on loss at standard rate of 30%	**(148)**	30%
Deferred tax:		
– current year movement pre-discounting	**8**	(2%)
– impact of discounting	**55**	(11%)
– expenses not deductible for tax purposes	**108**	(22%)
– higher tax rates on overseas earnings	**3**	(1%)
– minority interests	**(3)**	1%
– impact of joint venture	**(8)**	2%
	15	(3%)

Following the introduction of FRS19 the Group discounts its deferred tax liability. This has resulted in a prior year charge of £20m to the previously disclosed deferred tax charge in the profit and loss account in the year ended 31 March 2001. The unwinding of one year's discount is included in the tax charge for the year.

The Group's joint venture, AmerGen, is not a tax paying entity. The share of taxation for joint venture represents the Group's liability for its share of AmerGen's taxable profits.

11. LOSS OF THE COMPANY

The loss of the Group includes a loss of £310m (2001: loss of £40m) attributable to the Company. The profit and loss account reserve of the Company includes an amount of £491m (2001: £727m) which is currently not distributable. As permitted under Section 230 of the Companies Act 1985 the Company has not published a separate profit and loss account.

NOTES TO THE FINANCIAL STATEMENTS

12. DIVIDENDS

	2002 p per share	2001 p per share	2002 £m	200[illegible] £[illegible]
Annual dividend per ordinary share:				
– interim paid	**2.7**	2.7	**16**	1[illegible]
– final proposed	**5.3**	5.3	**32**	3[illegible]
Total annual	**8.0**	8.0	**48**	4[illegible]
Non-equity dividend	**2.3**	2.9	**2**	[illegible]

The British Energy Employee Share Trust and the QUEST have elected to waive their entitlement to receive dividends for the year.

13. EARNINGS PER SHARE

The basic total earnings per share and basic business performance earnings per share for the year have been calculated on the basis of the loss on ordinary activities after taxation, minority interests and non-equity dividends of £529m (2001: profit £7m) for the total figures and a loss of £50m (2001: loss of £25m) for the business performance figures; and by reference to a weighted average of 598 million ordinary shares (2001: 591 million ordinary shares).

A reconciliation of total earnings per share to business performance earnings per share (which exclude exceptional items) is set out below.

	2002		2001	
	Loss attributable to shareholders £m	Basic loss per share p/share	Profit/(loss) attributable to shareholders £m	Basi[illegible] earning[illegible] per shar[illegible] p/shar[illegible]
Total	**(529)**	**(88.5)**	7	1.[illegible]
Adjusted for exceptional items:				
– operating costs/(credits)	**512**	**85.7**	(54)	(9.1
– share of joint venture	**–**	**–**	7	1.[illegible]
– (profit)/loss on disposal	**(4)**	**(0.7)**	5	0.[illegible]
– revalorisation	**27**	**4.5**	(5)	(0.[illegible]
Taxation on exceptional items	**(56)**	**(9.4)**	15	2.[illegible]
Business performance	**(50)**	**(8.4)**	(25)	(4.[illegible]

14. INVESTMENT IN BRUCE POWER

On 12 May 2001 British Energy's Canadian 82.4% subsidiary, Bruce Power, completed a deal to lease the two Bruce nuclear power stations in Canada from Ontario Power Generation (OPG). The lease is expected to run until 2018, with an option for extension up to a further 25 years. Bruce Power made an initial investment including transaction and other costs of £168m (C$367m), net of deferred consideration of £108m (C$225m), which resulted in the following initial fair valuation of assets and liabilities. These fair values are subject to further review and may change.

	£[illegible]
Operating lease prepayment	18[illegible]
Fixed assets	2[illegible]
Stock	2[illegible]
Pension surplus	5[illegible]
Debtors	6[illegible]
Retirement benefit obligations	(5[illegible]
Creditors	([illegible]
Deferred tax liability	(1[illegible]
Total consideration	27[illegible]

In addition, Bruce Power will make annual lease payments to OPG comprising fixed and variable elements. Spent fuel, waste and decommissioning liabilities are covered by agreements between Bruce Power and OPG whereby OPG has ultimate responsibility for dealing with each of these activities. The fixed rental obligation payable during the year ending 31 March 2003 is £28m.

15. TANGIBLE FIXED ASSETS

	Power stations £m	Other land and buildings £m	Other plant and equipment £m	Total £m
Cost				
As at 1 April 2001	10,583	47	364	10,994
Acquisition of Bruce Power	25	–	4	29
Additions	185	–	40	225
As at 31 March 2002	**10,793**	**47**	**408**	**11,248**
Depreciation				
As at 1 April 2001	5,719	24	206	5,949
Exceptional asset write down	300	–	–	300
Charge for the year	256	–	29	285
As at 31 March 2002	**6,275**	**24**	**235**	**6,534**
Net book value				
As at 31 March 2002	**4,518**	**23**	**173**	**4,714**
As at 31 March 2001	4,864	23	158	5,045

The net book value of tangible fixed assets includes the following amounts in respect of freehold land and buildings:

	2002 £m	2001 £m
Cost	**2,223**	2,223
Net book value	**1,120**	1,163

During the year the Directors reviewed the economic values and net realisable values of the Group's power stations and compared them to their net book values. A discount rate of 8% was applied to the economic value review. As a result of this review the value of Eggborough Power Station has been written down by £300m.

Company

	Plant and equipment £m
Cost	
As at 1 April 2001	141
Additions	9
As at 31 March 2002	**150**
Depreciation	
As at 1 April 2001	98
Charge for the year	13
As at 31 March 2002	**111**
Net book value	
As at 31 March 2002	**39**
As at 31 March 2001	43

16. FIXED ASSET INVESTMENTS

	AmerGen joint venture £m	Loans to Nirex £m	Own shares £m	Other investments £m	Total £m
Cost					
As at 1 April 2001	46	37	192	20	295
Disposals	–	–	(52)	(16)	(68
Share of retained profits	41	–	–	–	41
As at 31 March 2002	**87**	**37**	**140**	**4**	**268**
Provision for diminution in value					
As at 1 April 2001	–	37	58	–	95
Charge/(credit) for the year:					
– operating costs	–	–	9	–	9
– exceptional items	–	–	3	–	3
– disposals	–	–	(34)	–	(34
As at 31 March 2002	**–**	**37**	**36**	**–**	**73**
Net book value					
As at 31 March 2002	**87**	**–**	**104**	**4**	**195**
As at 31 March 2001	46	–	134	20	200

An analysis of British Energy's share of the aggregate net assets of the AmerGen joint venture is set out below.

	2002 £m	2001 £m
Negative goodwill	**(14)**	(18
Tangible assets	**107**	60
Stocks	**52**	29
Cash	**2**	22
Decommissioning fund	**378**	344
Debtors	**19**	20
Creditors	**(67)**	(19
Decommissioning liabilities	**(340)**	(315
Loan notes	**(50)**	(77
Net assets	**87**	46

Negative goodwill relates to AmerGen's acquisition of Oyster Creek nuclear power station in August 2000.

Loans have been made to United Kingdom Nirex Limited to fund development expenditure for building an intermediate level nuclear waste repository. These loans have been fully provided for in the Group's financial statements.

At 31 March 2002 British Energy Employee Share Trust held 21,507,127 ordinary shares at an average cost of £4.68 for a total consideration of £101m. These shares are held at cost less charges to write down the shares to the exercise price of the share options over the minimum life of the options.

At 31 March 2002 the QUEST held 5,311,490 ordinary shares at a cost of £5.32 per share (£28m) and 19,165,471 'A' shares at a cost of 60p per share (£11m). These shares are held at cost less charges to write down the shares to the exercise price over the minimum life of the options.

The market value of shares held by the employee trusts at 31 March 2002 was £58m (2001: £117m).

Company

	Subsidiary undertakings £m	Other investments £m	Tot £
Cost			
As at 1 April 2001	19	16	3
Disposals	–	(16)	(1
As at 31 March 2002	**19**	**–**	**1**

There are no provisions for diminution in value of any of the Company's fixed asset investments.

Details of British Energy's principal subsidiary undertakings and other holdings of more than 10% are as follows:

	Country of registration and operation	Class of share	Group share-holding %	Company share-holding %	Princip activit
Subsidiary undertakings					
British Energy Generation (UK) Limited	UK	Ordinary	100	100	Generation an sale of electricit
British Energy Generation Limited	UK	Ordinary	100	–	Generation an sale of electricit
British Energy Power & Energy Trading Limited	UK	Ordinary	100	100	Energy tradin
Eggborough Power Limited	UK	Ordinary	100	–	Generation an sale of electricit
Lochside Insurance Limited	Guernsey	Ordinary	100	100	Insuranc
British Energy US Holdings Inc	US	Ordinary	100	–	Holding Compan
Bruce Power LP	Canada	Limited Partnership	82.4	–	Generation an sale of electricit
Other holdings of more than 10%					
AmerGen Energy LLC	US	Ordinary	50	–	Generation an sale of electricit
United Kingdom Nirex Limited	UK	Ordinary	10.8	–	Disposal o nuclear wast

Included in the Group accounts are the assets of British Energy Employee Share Trust and the assets of British Energy Qualifying Employee Share Trust, which are trusts set up to hold shares purchased on behalf of the Group's employees under the Employee Share Scheme and the British Energy Sharesave Scheme respectively.

The accounting reference dates of AmerGen Energy LLC and Bruce Power LP are both 31 December.

17. DECOMMISSIONING FUND

	Grou £
As at 1 April 2001	39
Regular contributions	1
Revalorisation (note 9)	2
	43
Less exceptional item to write down to market value	(2
As at 31 March 2002	**41**

The decommissioning fund asset in the balance sheet normally represents the contributions made by th Group, together with an estimated actuarially determined long-term post-tax real rate of return on the fund of 3.5% per annum. The change in value arising from applying the estimated long-term rate of retur is taken to the profit and loss account as a revalorisation credit. The decommissioning fund asset is receivable after more than one year. At 31 March 2002 the market value of the decommissioning fund's investments was £411m (market value 2001: £399m). As a result of the market value being lower than the balance sheet carrying value an exceptional charge of £27m has been recognised in the accounts.

18. STOCKS

	Group	
	2002 £m	2001 £m
Unburnt nuclear fuel in reactors	**451**	463
Provision for unburnt fuel at station closure	**(266)**	(254
Net unburnt nuclear fuel in reactors	**185**	209
Other nuclear fuel	**152**	185
Coal stocks	**15**	20
Stores	**162**	146
	514	560

19. DEBTORS

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Trade debtors	**294**	239	**5**	1
Other debtors	**158**	38	**76**	77
Operating lease prepayment	**176**	–	**–**	–
Prepayments	**104**	78	**3**	10
Amounts due from subsidiary undertakings	**–**	–	**2,433**	2,736
	732	355	**2,517**	2,824

Included within the Company's amount due from subsidiary undertakings is £67m (2001: £64m) which was denominated in foreign currencies and translated at the year-end exchange rate.

£320m of Group debtors fall due in more than one year (2001: £28m).

20. CREDITORS

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Amounts falling due within one year				
Nuclear liabilities (note 24)	**224**	298	**–**	–
Trade creditors	**285**	112	**–**	–
Retentions	**4**	4	**–**	–
Other taxes and social security	**21**	25	**–**	–
Other creditors	**72**	–	**–**	–
Accruals	**182**	172	**15**	30
Proposed dividends	**34**	34	**34**	34
	822	645	**49**	64
Other creditors: amounts falling due after more than one year				
Nuclear liabilities (note 24)	**1,858**	1,890		

21. BORROWINGS

The Group's borrowings at 31 March 2002 were as follows:

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Short term – US dollar	**6**	6	**6**	6
Long term – Canadian dollar	**42**	–	**–**	–
Long term OPG loan – Canadian dollar	**104**	–	**–**	–
Long term project finance loan – sterling	**508**	543	**–**	–
Bonds – sterling	**408**	408	**408**	408
	1,068	957	**414**	414

During the year the Group arranged an unsecured term loan agreement in respect of the Group's investment in Bruce Power. The loan is for a term of seven years and bears interest at Canadian dollar LIBOR plus 0.75%, partly fixed through an interest rate agreement.

Under the terms of the agreement with OPG in relation to Bruce Power, C$225m of consideration has been deferred as a loan repayable in two equal instalments in 2005 and 2007. The loan bears interest at 10.5% until May 2003, increasing to 14% thereafter. The loan was fair valued at acquisition to C$237m and the interest rate for the period to May 2003 has been fair valued at 7.5% per annum.

The long-term project finance loan is secured on the assets of Eggborough Power Limited. The lenders have no recourse to the rest of the British Energy group under the loan agreements. The final instalment of loan principal will be repaid in 2011. The loan currently bears interest at LIBOR plus 1%.

The remainder of the Group's borrowings are unsecured. The short-term borrowing is at a variable rate indexed to US dollar LIBOR with a margin of 40 basis points. The interest rate coupons on the bonds are as follows:

	2002	
	Coupon rate %	Principal £m
Bond 2003	5.949	**110**
Bond 2006	6.077	**163**
Bond 2016	6.202	**135**
		408

The interest rate risk profile of the Group's borrowings is as follows:

	Weighted average interest rate %	Weighted average period for which the rate is fixed Years	2002 Floating rate £m	2002 Fixed rate £m	2002 Total £m	2001 Total £m
Canadian dollar	6.20	1.1	42	104	**146**	-
Sterling	6.37	6.9	–	916	**916**	951
US dollar	2.41	–	6	–	**6**	6
At 31 March 2002			48	1,020	**1,068**	957

At 31 March 2002, the effect of the Group's interest rate contracts is to classify £508m (2001: £540m) of borrowings as fixed rate in the above table.

Fair values
The fair values of the Group's borrowings at 31 March 2002 are as follows:

	2002 Book value £m	2002 Fair value £m	2001 Book value £m	2001 Fair value £m
Short term – US dollar	**6**	**6**	6	6
Long term – Canadian dollar	**42**	**42**	–	-
Long term OPG loan – Canadian dollar	**104**	**104**	–	-
Long term project finance loan – sterling	**508**	**508**	543	543
Bonds – sterling	**408**	**388**	408	398
	1,068	**1,048**	957	947

The fair values of long-term bonds reflect their market value as at 31 March 2002. The fair value of the OPG loan was determined after the Bruce transaction completed and is not materially different from book value at 31 March 2002. The fair values of other debt and term deposits approximate to their carrying values because of the floating rate nature of these instruments.

Maturity of borrowings

	2002 £m	2001 £m
Less than one year	**153**	40
Between one and two years	**41**	148
Between two and five years	**410**	296
Over five years	**464**	473
	1,068	957

Borrowing facilities
At 31 March 2002 the Group had the following borrowing facilities, excluding the OPG loan and bonds.

	Drawn £m	Undrawn £m	Total £m	Expiry date
Working capital facility – Canadian dollars	–	44	**44**	2002
Bilateral bank facilities	6	259	**265**	2003
Revolving credit facility	–	350	**350**	2005
Term loan facility – Canadian dollars	42	–	**42**	2008
Project finance facility	508	–	**508**	2011
	556	653	**1,209**	

22. FINANCIAL INSTRUMENTS AND DERIVATIVES

Derivative financial instruments

A summary of derivative financial instruments at 31 March 2002 is set out below.

	2002			2001		
	Contract principal amounts £m	**Carrying value £m**	**Fair value £m**	Contract principal amounts £m	Carrying value £m	Fai value £r
Foreign exchange forward contracts	**5**	**–**	**1**	176	–	3
Interest rate contracts	**518**	**–**	**(29)**	540	–	(33

The principal currency of the forward exchange contracts is US dollars. The principal value of the contracts held in this currency is $8m (2001: $60m). Other forward exchange contracts in 2000/2001 were held in Canadian dollars ($292m), Dutch guilders (NG13m) and Deutschmarks (DM13m). The Group's outstanding forward exchange contracts mature in April 2002.

The Group uses interest rate contracts to manage exposures to interest rate fluctuations.

A summary table of the net losses on derivative instruments is set out in the table below:

	2002 Unrecognised £m	**2002 Deferred £m**	2001 Unrecognised £m	2001 Deferrec £r
Net losses on derivative instruments at 1 April 2001	**(30)**	**(20)**	(7)	(2C
Net losses arising in previous period included in current period profit and loss account	**–**	**5**	–	6
Net losses arising before 1 April 2001 not included in current period profit and loss account	**(30)**	**(15)**	(7)	(14
Net gains/(losses) arising in current period not included in current period profit and loss account	**2**	**5**	(23)	(6
Net losses on hedges at 31 March 2002	**(28)**	**(10)**	(30)	(2C
Of which:				
Net losses expected to be included in 2002/2003 profit and loss account	**(2)**	**(4)**		
Net losses expected to be included in profit and loss accounts beyond 2002/2003	**(26)**	**(6)**		

23. PROVISIONS FOR LIABILITIES AND CHARGES

	Group	
	2002 £m	2001 (restated £r
Nuclear liabilities (note 24)	**1,637**	1,54C
Other provisions (note 25)	**349**	18C
Deferred taxation (note 26)	**414**	404
	2,400	2,124

24. NUCLEAR LIABILITIES

	Back end fuel costs contracted £m	Back end fuel costs uncontracted £m	Decom-missioning £m	**2002 Total £m**	2001 Tota £r
As at 1 April 2001	2,188	653	887	**3,728**	3,77C
Life extension adjustment	–	–	–	**–**	(28
Charged/(credited) to profit and loss account:					
– operating costs	133	15	–	**148**	132
– revalorisation (note 9)	93	34	48	**175**	191
– exceptional items	–	–	–	**–**	(18
Payments in the year	(332)	–	–	**(332)**	(319
As at 31 March 2002	2,082	702	935	**3,719**	3,728

The year-end balances of nuclear liabilities are included in the balance sheet as follows:

	2002 £m	2001 £r
Creditors:		
– amounts falling due within one year	**224**	298
– amounts falling due after more than one year	**1,858**	1,89C
Provisions for liabilities and charges	**1,637**	1,54C
	3,719	3,728

Fuel costs – back end

Accruals for AGR fuel services relating to spent AGR fuel are based on the terms of contracts with BNFL, most of which include fixed prices subject to indexation, or the Group's estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments.

Decommissioning

The costs of decommissioning the power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group's decommissioning strategy.

Projected payment details

Based on current estimates of station lives and lifetime output projections, the following table shows, in current prices, the likely undiscounted payments, the equivalent sums discounted at 3% per annum to the balance sheet date and the amounts accrued to date.

	Back end fuel costs contracted £bn	Back end fuel costs uncontracted £bn	Decom-missioning £bn	**Group 2002 Total £bn**	Grou 200 Tota £b
Undiscounted	5.0	4.3	4.8	**14.1**	14.
Discounted	3.2	1.1	0.9	**5.2**	5.
Accrued to date	2.1	0.7	0.9	**3.7**	3.

The differences between the undiscounted and discounted amounts reflect the fact that the costs concerned will not fall due for payment for a number of years. The differences between the discounted amounts and those accrued to date will be charged to the profit and loss account over the remaining station lives since they relate to future use of fuel.

Under the terms of the contracts with BNFL referred to above and in accordance with the projected pattern of payments for decommissioning and other liabilities, taking account of the decommissioning fund arrangements described in note 2 (xvi), the undiscounted payments in current prices are expected to become payable as follows:

	Back end fuel costs contracted £m	Back end fuel costs uncontracted £m	Decom-missioning £m	**Group 2002 Total £m**	Grou 200 Tota £
Within five years	1,119	99	90	**1,308**	1,46
6–10 years	1,017	211	183	**1,411**	1,38
11–25 years	1,696	608	379	**2,683**	2,76
26–50 years	688	444	56	**1,188**	1,21
51 years and over	514	2,922	–	**3,436**	3,39
	5,034	4,284	708	**10,026**	10,22

25. OTHER PROVISIONS

	Onerous trading contracts £m	Restructuring £m	**200 Tota £**
As at 1 April 2001	156	24	**18**
Provided in year	209	–	**20**
Revalorisation	12	–	**1**
Utilised in the year	(33)	(19)	**(5**
As at 31 March 2002	344	5	**34**

The onerous trading contract provision is in respect of onerous contracts which are now excluded from the wholesale and direct supply portfolios. Under the terms of these contracts the Group is required to make difference payments based on contract prices compared with market prices over periods of up to 11 years. Contract prices are expected to significantly exceed the future market prices and provision for these onerous contracts has therefore been made. The fall in market prices also resulted in the Group increasing its provision in respect of its long-term contract with Teesside Power. The amounts provided for the onerous contract are expected to be utilised as follows:

	£
Less than one year	**4**
Between one and two years	**4**
Between two and five years	**15**
Over five years	**10**
	34

NOTES TO THE FINANCIAL STATEMENTS

26. DEFERRED TAXATION

	2002 £m	2001 (restated) £m
Accelerated capital allowances	1,020	1,037
Other long-term timing differences	(63)	(109
Short-term timing differences	41	(9
Corporation tax losses	(189)	(82
ACT recoverable offset	(76)	(76
Undiscounted provision for deferred tax	733	761
Discounted	(319)	(357
Discounted provision for deferred tax	414	404

	Group 2002 £m
As at 1 April 2001	274
Prior year adjustment	130
As at 1 April 2001 (restated)	404
Provision set up on acquisition of Bruce Power assets (note 14)	18
Credit on exceptional items	(56
Charge for the year on business performance profit (note 10)	48
As at 31 March 2002	414

The Company does not have a deferred tax liability at 31 March 2002 (2001: £nil).

27. POST RETIREMENT BENEFIT OBLIGATIONS

British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (ESPS), the British Energy Generation Group (BEGG) for the majority of employees and the British Energy Combined Group (BECG) for the employees at Eggborough Power Station. The ESPS is a defined benefit scheme, which is externally funded and subject to triennial actuarial valuation. Each pension group that participates in the ESPS is financially independent from the other groups.

The most recent valuations of the BEGG and BECG were carried out at 31 March 2001. The valuations for accounting purposes have been carried out by an independent actuary using the projected unit method. The principal assumptions adopted for both these accounting valuations were that, over the long term, the investment rate of return would be 6% per annum for benefits already accrued, and 6.5% for the return achieved on future contributions. The rate of salary increase would be 4% per annum and the rate of pension increase would be 2.5% per annum. Assets were taken at market value. At the date of the valuation, the combined market value of assets of both schemes was £1,944m. This represents 119% of the benefits that had accrued to members after allowing for expected future increases in earnings.

British Energy contributes 10% to the BEGG and 12% to the BECG with contributing members contributing 5% and 6% to the respective plans. Any deficiency disclosed in the BEGG or BECG following an actuarial valuation has to be made good by British Energy.

In addition, Bruce Power Inc. provides pensions, group life insurance and health care benefits for retirees in Canada. Pensions are provided through the Bruce Power Pension Plan, which is a defined benefit scheme and is externally funded and subject to triennial actuarial valuations. Members of the plan contribute on average 5% of their salaries to the scheme. Bruce Power contributes the balance of the cost of providing the pension.

Bruce Power also operates a supplemental retirement pension plan which provides additional pensions to some retirees. This plan is not funded. Retiree group life insurance and health care benefits are also not prefunded. The Canadian benefit plans have been valued by an independent actuary as at 12 May 2001 using assumptions similar to the above, but appropriate to Canadian economic conditions.

The Group's pension costs for the year to 31 March 2002 were £11m net of surplus amortisation (2001: £nil). At that date there was a prepayment of £50m (2001: £34m) in the UK and a net asset for pension benefits in Canada of £41m.

The Group has not implemented FRS17 'Retirement benefits' in the accounts to 31 March 2002. The disclosures required under the transitional arrangements for UK and Canadian plans within FRS17 are, however, set out below.

	£m
The fair value of plan assets at 31 March 2002	2,264
The present value of plan liabilities at 31 March 2002	(2,195
Net pension asset	69
Other non-pension post retirement benefits	(64
	5
Related deferred tax liability	(2
Net asset for post retirement benefits net of tax	3

The assets in the plans, together with the expected long-term rate of return, were:

	Rate of return %	Value at 31 March 2002 £m
Equities	8.1	**1,503**
Bonds	5.5	**563**
Property	6.7	**175**
Other	4.9	**23**

The weighted assumptions which were used to arrive at the present value of aggregate liabilities were as follows:

	%
Annual inflation rate	2.75
Annual rate of salary increase	4.10
Annual rate of pension increase	2.75
Annual discount rate for scheme liabilities	6.20
Annual rate of health care cost increases	4.5 to 8.0 (according to benefit

28. CALLED UP SHARE CAPITAL

	2002 £m	2001 £m
Authorised		
991,679,020 ordinary shares of $44\frac{28}{43}$p each	**443**	443
720,339,029 'A' shares of 60p each	**432**	432
One special rights redeemable preference share of £1	**–**	–
	875	875
Allotted, called up and fully paid		
620,362,444 ordinary shares of $44\frac{28}{43}$p each	**277**	277
80,908,247 'A' shares of 60p each	**48**	48
74,741,066 deferred 'A' shares of 60p each	**45**	45
One special rights redeemable preference share of £1	**–**	–
	370	370

(a) Special rights redeemable preferences share of £1
The special rights redeemable preference share is redeemable at par at any time after 30 September 2006 at the option of the Secretary of State, after consulting the Company. This share, which may only be held by a Minister of the Crown or other person acting on behalf of HM Government, does not carry any rights to vote at general meetings, but entitles the holder to attend and speak at such meetings. The special share confers no right to participate in the capital or profits of the Company beyond its nominal value. Certain matters, in particular, the alteration of specific sections of the Articles of Association of the Company (including the Article relating to limitations that prevent a person having the right to have an interest in 15% or more of the voting share capital), require the prior written consent of the holder of the special share.

(b) 'A' shares and deferred shares
The 'A' shares are traded on the London Stock Exchange and at 31 March 2002 had a market value of 51p (2001: 55p). The deferred shares have a £nil fair value at 31 March 2002 (2001: £nil).

The 'A' shares and deferred shares do not carry any rights to receive notice of, attend, speak or vote at any general meeting, unless in the case of 'A' shares the meeting is due to consider a resolution for the winding up of the Company, or the continuing dividend remains unpaid six months or more after it fell due. On a winding up of the Company, the 'A' shares have preferential rights over the ordinary shares in respect of the distribution of capital. The 'A' shares confer no rights to participate in the capital or profits of the Company beyond their nominal value. The deferred shares do not confer any rights to participate in the capital or profits of the Company, including on a winding up of the Company.

28. CALLED UP SHARE CAPITAL (CONTINUED)

(c) Share option schemes

Details of share option schemes are set out on page 19 of the Remuneration Report. Options outstandin at 31 March 2002, together with their exercise prices and earliest dates of exercise, are as follows:

	Exercise price per share £	Exercise date	Number of ordinary shares 2002	2001
British Energy Sharesave Scheme	1.60	2001	**21,562**	8,852,909
	1.95	2000	**–**	600
	1.95	2002	**859,398**	927,146
	4.44	2001	**6,593**	269,422
	4.44	2003	**199,089**	263,541
	4.39	2002	**191,805**	324,161
	4.39	2004	**142,757**	227,155
	1.36	2003	**5,983,552**	6,423,796
	1.36	2005	**4,547,742**	4,751,285
	2.61	2004	**1,644,154**	–
	2.61	2006	**2,105,241**	–
	2.29	2005	**1,761,994**	–
	2.29	2007	**1,856,523**	–
Employee Share Scheme	2.60	2000	**6,644,826**	7,553,909
	4.08	2000	**530,572**	582,172
	5.08	2001	**4,045,603**	4,298,414
	5.29	2002	**4,169,000**	4,472,000
Senior Management Share Scheme	2.60	2000	**1,477,875**	1,811,726
	3.95	2000	**22,264**	22,264
	4.72	2001	**–**	114,406
	5.08	2001	**660,531**	801,230
	6.67	2002	**19,865**	19,865
	5.29	2002	**688,582**	923,713
	3.57	2002	**33,952**	33,952
	2.41	2003	**1,992,092**	2,450,097
	2.49	2003	**100,401**	100,401
	3.18	2004	**125,786**	–

29. PROFIT AND LOSS ACCOUNT

	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 £m
As at 1 April 2001	**372**	517	**1,855**	1,945
Loss for the year	**(577)**	(21)	**(360)**	(90)
Foreign currency translation adjustments	**(8)**	6	**–**	–
Prior year adjustment	**–**	(130)	**–**	–
As at 31 March 2002	**(213)**	372	**1,495**	1,855

The profit and loss account of the Group at 31 March 2002 includes £82m of unrealised profits (see note 2 (xvi)) (2001: £86m).

The profit and loss account of the Company at 31 March 2002 includes £491m of undistributable profits (see note 11) (2001: £727m).

30. RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS' FUNDS

	Group 2002 £m	Group 2001 (restated) £m
As at 1 April 2001	**1,075**	1,220
Prior year adjustment	**–**	(130)
(Loss)/profit for the financial year	**(527)**	29
Ordinary dividend	**(48)**	(48)
Foreign currency translation adjustments	**(8)**	6
Non-equity dividend	**(2)**	(2)
As at 31 March 2002	**490**	1,075

31. RECONCILIATION OF OPERATING PROFIT TO OPERATING NET CASH FLOWS

	Group	
	2002 £m	2001 £m
Operating (loss)/profit including exceptional items	**(281)**	280
Exceptional items	**512**	(54
Business performance operating profit	**231**	226
Depreciation charges	**285**	277
Nuclear liabilities charged to operating costs	**156**	132
Nuclear liabilities discharged	**(332)**	(319
Other provisions discharged	**(43)**	(39
Regular contributions to decommissioning fund	**(18)**	(17
Decrease in stocks	**66**	27
(Increase)/decrease in debtors	**(117)**	97
Increase/(decrease) in creditors	**152**	(107
Net cash inflow from operating activities	**380**	277
Payments to acquire tangible fixed assets	**(225)**	(133
Net cash inflow from operating activities net of capital expenditure	**155**	144

32. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN DEBT

	2002 £m
Decrease in liquid resources	**(18**
Increase in debt	**(111**
Increase in net debt in the year	**(129**
Net debt at 1 April 2001	**(730**
Net debt at 31 March 2002	**(859**

33. ANALYSIS OF NET DEBT

	Term deposits £m	Debt due in less than one year £m	Debt due after more than one year £m	Net debt £m
Net debt at 1 April 2001	227	(40)	(917)	(730
Cash flows	(18)	(113)	2	(129
Net debt at 31 March 2002	**209**	**(153)**	**(915)**	**(859**

Cash not immediately required for business purposes is invested in fixed rate term deposits and commercial paper. At 31 March 2002, these instruments were due to mature within one month and earned interest at an average rate of 3.8% in the UK and 1.9% in Canada.

34. CONTINGENT LIABILITIES

The Group is involved in a dispute with its two major customers in Scotland with regard to the application of the Nuclear Energy Agreement in Scotland following the introduction of NETA in England and Wales. The dispute is due to be heard in the Court of Session in August 2002. The Directors are confident that the Group has a strong case, but nonetheless, the final outcome of the case may result in a financial outcome which differs from that included in these accounts.

The Group is involved in a number of other claims and disputes arising in the ordinary course of business which are not expected to have a material effect on the Group's financial position.

The Company gives certain indemnities and guarantees in respect of its subsidiary undertakings in the ordinary course of business. These indemnities and guarantees are not considered to be material and no losses are anticipated to arise.

35. FINANCIAL COMMITMENTS

	2002 £m	2001 £m
Capital expenditure contracted but not provided	**93**	39

In addition to the reprocessing commitments there are commitments for fuel purchases totalling £903m, at current prices, over the next 10 years.

FIVE YEAR FINANCIAL SUMMARY

	2002 £m	2001 (restated) £m	2000 £m	1999 £m	199 £
Business Performance Results					
(excluding exceptional items)					
Turnover	**2,049**	2,124	2,058	2,067	1,95
Operating profit	**231**	226	428	473	43
Profit before tax	**42**	10	241	298	19
(Loss)/earnings	**(39)**	(23)	161	201	12
Operating cash flow (net of capital expenditure)	**155**	144	313	479	46
Results					
(including exceptional items)					
Turnover	**2,049**	2,124	2,058	2,067	1,95
Operating (loss)/profit	**(281)**	280	412	481	52
(Loss)/profit before tax	**(493)**	57	225	276	27
Earnings	**(527)**	29	150	186	18
Ordinary dividends	**(48)**	(48)	(48)	(110)	(10
Supplementary dividends	**–**	–	–	–	(6
Balance Sheet					
Net assets	**627**	1,168	1,313	1,684	1,60
Net current assets	**891**	854	73	1,042	66
Nuclear liabilities (discounted)	**3,719**	3,728	3,770	3,762	3,79
Capital expenditure	**(225)**	(133)	(137)	(78)	(8
Net (debt)/funds	**(859)**	(730)	(936)	176	1
Ratios					
Dividends per ordinary share (p/share)	**8.0**	8.0	8.0	16.0	14.
Special supplementary dividend (p/share)	**–**	–	–	–	10.
(Loss)/earnings per share (p/share)	**(88.5)**	1.2	23.2	27.1	26.
Business performance (loss)/earnings per share (p/share)	**(8.4)**	(4.2)	24.9	29.3	18.
Dividend cover (based on business performance)	**–**	–	3.3	1.8	1.

The figures for 1998 to 2000 have not been restated for the introduction of FRS19 on deferred tax.

INDEX

GLOSSARY

AGR (advanced gas-cooled reactor)
The second generation of gas-cooled nuclear reactor built in the UK.

Balancing error
A balancing error occurs where an electricity generator's output does not match its net contracted sales under NETA.

Balancing market
The market operating under NETA which is designed to match electricity supply with demand.

Base load generation
Mode of operation of a power station at a constant high level of output for a sustained period of time to assist in meeting minimum national demand.

BNFL
British Nuclear Fuels plc.

Bruce
The Bruce A and B nuclear power stations in Ontario, Canada which were leased by Bruce Power in 2001.

BWR (boiling water reactor)
A reactor type similar in design to a PWR.

CANDU
Canadian Deuterium Uranium Reactor, a type of pressurised heavy water reactor.

CCGT (combined cycle gas turbine)
A type of generating plant in which exhaust gases, typically from the combustion of natural gas, are used to drive a turbine directly and then routed through a boiler to produce steam to drive a second turbine.

Decommissioning
The process whereby a nuclear power station is shut down at the end of its economic life and eventually dismantled, and the site made available for other purposes.

Decommissioning Fund
An independently administered fund into which the Group makes contributions to cover all costs of decommissioning nuclear power stations, except defuelling costs.

Exelon
An American utility and our 50/50 joint venture partner in AmerGen.

FGD (Flue Gas Desulphurisation)
Equipment fitted to coal fired power stations to reduce sulphur emissions.

GW (gigawatt): GWh (gigawatt-hour)
One gigawatt equals 1,000 MW; one gigawatt hour represents one hour of electricity consumed at a constant rate of 1 GW.

INES
International Nuclear Event Scale. The standard scale measuring the significance of nuclear safety events.

kW (kilowatt): kWh (kilowatt-hour)
A kilowatt is a unit of power representing the rate at which energy is used or produced; one kilowatt-hour is a unit of energy and represents one hour of electricity consumption at a constant rate of 1 kW.

LLW, ILW, HLW (Low, Intermediate, High Level Waste)
Radioactive waste is classified as low, intermediate or high level waste according to its heat generating capacity and radioactivity. LLW comprises slightly radioactive materials, such as discarded protective clothing and used wrapping materials. ILW comprises more radioactive materials, including sludges and resins from the cleaning of fuel storage pond water, fuel cladding and other materials arising from the reprocessing of spent fuel, and some radioactive components arising from the decommissioning of plant. HLW comprises nuclear waste products separated out from uranium and plutonium during the reprocessing of spent nuclear fuel.

Load factor
The electricity produced by a power station expressed as a percentage of the electricity it could have produced if operating at maximum output in a fixed time period, usually one year.

MW (megawatt): MWh (megawatt-hour)
One megawatt equals 1,000 kW; one megawatt hour represents one hour of electricity consumption at a constant rate of 1 MW.

OFGEM
The Office of Gas and Electricity Markets.

NETA
The new electricity trading arrangements for England and Wales which were introduced on 27 March 2001.

NII
Nuclear Installations Inspectorate.

On-load refuelling
Refuelling operations conducted while the reactor is operating and pressurised.

OPG
Ontario Power Generation Inc. The largest generator of electricity in Ontario and the previous operator of Bruce.

Outage (planned and unplanned)
A period during which a reactor is shut down. The periodic shutdown of a reactor including for maintenance, inspection and testing or, in some cases, for refuelling is known as a planned outage. In the UK, some planned outages are known as statutory outages and are required by the conditions attached to the nuclear site licence needed to operate the station. Unscheduled shutdown of a reactor for a period is known as an unplanned outage.

PWR (pressurised water reactor)
The most recent type of nuclear reactor to be constructed in the UK which uses pressurised water as both the coolant and the moderator.

Revalorisation
Revalorisation arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per year from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the year and to remove the effect of one year's discount as the eventual dates of payment become one year closer. A similar revalorisation credit arises from restatement of the decommissioning fund assets.

SSE
Scottish and Southern Energy plc.

TMI
Three Mile Island 1 Nuclear Power Station. A 790 MW PWR in Pennsylvania, owned by AmerGen.

TW (terawatt): TWh (terawatt-hour)
One terawatt equals 1,000 GW; one terawatt hour represents one hour of electricity consumption at a constant rate of 1 TW.

WANO
The World Association of Nuclear Operators. A nuclear industry organisation which encourages peer review and collects and shares operating data worldwide which is then used to benchmark performance.

Directors
Dr Robin Jeffrey (Executive Chairman)
Sir Robin Biggam* (Deputy Chairman)
Michael Kirwan
Keith Lough
David Gilchrist
Duncan Hawthorne
Sir Robert Hill*
Peter Stevenson*
Dr Julia Walsh*
Clare Spottiswoode*

With effect from 1 June 2002 Ian Harley will be joining as an independent Director.

*Independent Directors

Company Secretary
Robert Armour

Registered Office
3 Redwood Crescent
Peel Park
East Kilbride G74 5PR

Financial Adviser
Lazard
21 Moorfields
London EC2P 2HT

Brokers
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

HSBC Investment Bank Limited
Vintners Place
68 Upper Thames Street
London EC4V 3BJ

Auditors
PricewaterhouseCoopers
Erskine House
68-73 Queen Street
Edinburgh EH2 4NH

Solicitors
Clifford Chance
200 Aldersgate Street
London EC1A 4JJ

MacRoberts
152 Bath Street
Glasgow G2 4TB

Registrars
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ

Tel: 0870 600 3994

ADR Administration
JP Morgan Service Center
PO Box 43013
Providence, RI 02940-3013
USA

Tel: 001-781-575-4328

Website
www.british-energy.com

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Printed by Pillans & Wilson Greenaway, Edinburgh, working to the ISO14001 International Environmental Standard.

The paper used in this Annual Report is produced using a chlorine-free process from 50% pre- and post-consumer waste and is Nordic Swan certified.

British Energy plc
3 Redwood Crescent
Peel Park
East Kilbride G74 5PR

www.british-energy.com



Cover photo: Sandy Nelson of Bruce Power on Mission Antarctica. Sandy and Steve Ardern from British Energy took part in this international project involving young people and businesses actively working together to clean up the polar environment.